AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1997
                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------
--------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                             SPORTSLINE USA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                           7375                     65-0470894
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

                                ---------------
                               6340 N.W. 5TH WAY
                        FORT LAUDERDALE, FLORIDA 33309
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                                ---------------
                                 MICHAEL LEVY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SPORTSLINE USA, INC.
                               6340 N.W. 5TH WAY
                        FORT LAUDERDALE, FLORIDA 33309
                                 (954) 351-2120
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                         COPIES OF COMMUNICATIONS TO:

   KENNETH C. HOFFMAN, ESQ.           ELLEN B. CORENSWET, ESQ.
 GREENBERG, TRAURIG, HOFFMAN,          BRIAN B. MARGOLIS, ESQ.
 LIPOFF, ROSEN & QUENTEL, P.A.      BROBECK, PHLEGER & HARRISON LLP
     1221 BRICKELL AVENUE                   1633 BROADWAY
     MIAMI, FLORIDA 33131             NEW YORK, NEW YORK 10019
    PHONE: (305) 579-0500               PHONE: (212) 581-1600
     FAX: (305) 579-0717                 FAX: (212) 586-7878
                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------
                                             PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF            AGGREGATE OFFERING       AMOUNT OF
       SECURITIES TO BE REGISTERED               PRICE(1)         REGISTRATION FEE
Common Stock, $.01 par value per share ...      $46,000,000         $13,940(1)
--------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------
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

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED APRIL 16, 1997

                             [SPORTSLINE USA LOGO]

                                        SHARES

                                  COMMON STOCK

     All of the           shares of Common Stock offered hereby are being sold
by SportsLine USA, Inc. ("SportsLine USA" or the "Company"). Prior
to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. It is currently anticipated that
the initial public offering price of the Common Stock will be between $    and
$    per share. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "SPLN."

                               ----------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------

                                UNDERWRITING
                   PRICE TO    DISCOUNTS AND    PROCEEDS TO
                    PUBLIC      COMMISSIONS     COMPANY (1)
------------------------------------------------------------
Per Share  ......      $             $               $
Total (2)  ......      $             $               $
-----------------------------------------------------------

(1) Before deducting offering expenses payable by the Company, estimated at
$     .
(2) The Company has granted the Underwriters a 30-day option to purchase up to
    an additional       shares of Common Stock solely to cover over-allotments,
    if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $     , $      and $     , respectively.

                               ----------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson,
Stephens & Company"), San Francisco, California, on or about     , 1997.

ROBERTSON, STEPHENS & COMPANY
                                COWEN & COMPANY
                                                           MONTGOMERY SECURITIES

                       The date of this Prospectus is     , 1997

                        [REPRESENTATIVE WEB SITE PAGES]

     INFORMATION ON THE COMPANY'S WEB SITES SHALL NOT BE DEEMED TO CONSTITUTE A PART OF THIS PROSPECTUS.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               ----------------

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
Summary   .......................................................      4
Risk Factors ....................................................      7
Use of Proceeds .................................................     20
Dividend Policy .................................................     20
Capitalization  .................................................     21
Dilution  .......................................................     22
Selected Financial Data  ........................................     23
Management's Discussion and Analysis of Financial Condition
 and Results of Operations ......................................     24
Business  .......................................................     29
Management   ....................................................     44
Certain Transactions  ...........................................     53
Principal Shareholders   ........................................     55
Description of Capital Stock   ..................................     57
Shares Eligible for Future Sale   ...............................     60
Underwriting ....................................................     62
Legal Matters   .................................................     63
Experts   .......................................................     63
Additional Information   ........................................     64
Index to Financial Statements  ..................................    F-1

                               ----------------

     The Company intends to furnish to its shareholders annual reports containing audited financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim, unaudited financial information.

     "SportsLine" is a registered service mark of the Company. The CBS
"eye device" is a registered trademark of CBS Inc. This Prospectus also includes trademarks and trade names of companies other than the Company and CBS Inc. All other company or product names are trademarks or registered trademarks of their respective owners.

                                    SUMMARY

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS
PROSPECTUS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND THE FINANCIAL
STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THE PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THE CONVERSION INTO 14,496,109 SHARES OF COMMON STOCK OF ALL OUTSTANDING SHARES OF THE COMPANY'S PREFERRED STOCK UPON THE COMPLETION OF THIS OFFERING, (II) THE FILING OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION WHICH, AMONG OTHER THINGS, AUTHORIZES THE ISSUANCE OF "BLANK CHECK" PREFERRED STOCK AND (III)
NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION OR OUTSTANDING OPTIONS
OR WARRANTS.

                                  THE COMPANY

     SportsLine USA is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. cbs.sportsline.com, the Company's flagship site on the World Wide Web (the "Web"), delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities. The Company's other Web sites include those devoted to sports superstars such as Joe Namath, Shaquille O'Neal (shaq.com), Cal Ripken, Jr. (2131.com) and Wayne Gretzky (gretzky.com) and to electronic odds and information on major sports events (vegasinsider.com). The Company's objective is to become the leading Internet-based sports media company and to create a global sports brand. To this end, the Company focuses exclusively on sports and distinguishes itself from other content providers by offering innovative, timely and comprehensive sports content. Traffic on the Company's Web sites has increased significantly since the commercial launch of the Company's first Web site in August 1995 to a daily average of 1,200,000 page views and 155,000 visits during March 1997, and the Company's Web sites had approximately 33,000 paying members as of March 31, 1997.

     The Company distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from leading sports news organizations; produces and distributes entertaining, interactive and original programming such as editorials and analyses from its in-house staff and freelance journalists; produces and offers contests, games and fantasy league products; and sells sports-related merchandise and memorabilia. The Company also owns and operates a state-of-the-art radio studio from which it produces the only all-sports radio programming broadcast exclusively over the Internet.

     A key element of the Company's strategy is to establish strategic relationships to increase consumer awareness of the SportsLine brand and build traffic on its Web sites. In March 1997, the Company established a strategic alliance with CBS Inc. ("CBS") pursuant to which the Company's flagship
Web site was renamed "cbs.sportsline.com." The CBS agreement provides for cbs.sportsline.com to receive at least $57 million of advertising and on-air promotion during the next five years, primarily during CBS sports events such as the 1998 Winter Olympics, NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. The Company believes that its relationship with CBS, in particular the branding of its flagship Web site as "cbs.sportsline.com," and the promotion the Company will receive on CBS television broadcasts, will enable it to establish SportsLine as a broadly recognized consumer brand. The Company has also established strategic marketing relationships with sports superstars, personalities, organizations and affinity groups.

     Participatory and spectator sports are among the leading pastimes for Americans as demonstrated by the popularity of sports media and by the time and money consumers spend on sports events, products and services. Based on industry sources, the Company estimates that attendance at Major League Baseball, NFL, NBA and NHL games during the 1995-1996 season was approximately 120 million, generating gate receipts of over $3 billion. Sports television programming also consistently draws large audiences, with sports broadcasts comprising eight of the top ten most widely viewed television programs in 1996, according to Nielsen Media Research. The publishing industry also benefits from the popularity of sports, including SPORTS ILLUSTRATED magazine which had paid weekly circulation of 3.2 million, reached 23 million adult readers weekly and ranked second in advertising revenue among U.S. magazines in 1996. In addition, the U.S. retail market for licensed sports merchandise and apparel was approximately $14 billion in 1996, according to the Sporting Goods Manufacturers Association. Due to the popularity of sports among males between the ages of 18 and 49, advertisers consider sports events and media as attractive venues to reach this audience. Based on industry sources, the Company estimates that approximately $4.2 billion was spent on sports television advertising and approximately $5.4 billion was spent on sponsorships of sports events in 1996.

     The Company generates revenue from multiple sources. Since March 31, 1996, a majority of the Company's revenue has been derived from advertising. Although most of the content on the Company's Web sites is free, users can purchase memberships and premium content and products. The Company also expects to derive future revenue from transactions on its Web sites, including the sale of limited edition memorabilia, licensed apparel and other sports-related products, syndication of its programming in other media and development of Web sites for third parties.

     The Company was incorporated in Delaware in February 1994. Its principal executive offices are located at 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309, and its telephone number is (954) 351-2120. Unless the context otherwise requires, the terms "Company" or "SportsLine USA" refer to SportsLine USA, Inc., and the terms "cbs.sportsline.com" and "vegasinsider.com" refer to the Company's Web sites, located at http://cbs.sportsline.com and http://www.vegasinsider.com, respectively. All references to cbs.sportsline.com include, where appropriate, www.sportsline.com, which was the address of the Company's flagship Web site prior to March 1997.

                                 THE OFFERING

Common Stock offered hereby   ...........................         shares
Common Stock to be outstanding after the Offering  ......         shares (1)
Use of Proceeds   .......................................    For working capital and other general
                                                             corporate purposes, including possible
                                                             acquisitions. See "Use of Proceeds."
Proposed Nasdaq National Market symbol ..................    "SPLN"

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

                                              FEBRUARY 23, 1994
                                                 (INCEPTION)                                       THREE MONTHS ENDED
                                                   THROUGH            YEAR ENDED DECEMBER 31,           MARCH 31,
                                                 DECEMBER 31,        -------------------------   --------------------------
                                                    1994                1995          1996          1996          1997
                                              --------------------   -----------   -----------   -----------   ------------
                                                                                                       (Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue   .................................           $   -            $    52       $  2,437      $    96     $ 1,253
Gross margin (deficit)   ..................               -               (705)          (883)        (507)        (46)
Loss from operations  .....................            (442)            (5,372)       (13,084)      (2,334)     (4,754)
Net loss  .................................           $(404)           $(5,330)      $(12,855)     $(2,374)    $(4,603)
Net loss per share    .....................           $                $             $             $           $
Weighted average common and common
 equivalent shares outstanding (2)   ......

                                               MARCH 31, 1997
                                      ---------------------------------
                                                       PRO FORMA
                                      ACTUAL       AS ADJUSTED (3)(4)
                                      ----------   --------------------
                                                 (Unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents    ......    $17,732           $
Working capital  ..................     23,059
Total assets  .....................     30,855
Long-term obligations  ............        311
Total shareholders' equity  .......     26,524

----------------

(1) Excludes 2,037,792 shares of Common Stock issuable pursuant to stock options outstanding at March 31, 1997 (of which options to purchase 395,504 shares were exercisable) with a weighted average exercise price of $0.85 per share and 3,991,500 shares of Common Stock issuable upon the exercise of warrants outstanding at March 31, 1997 (of which warrants to purchase 3,469,000 shares were exercisable) with a weighted average exercise price of $2.63 per share. See "Management-Stock Plans" and "Description of Capital Stock-Options and Warrants." Also excludes 9,669,317 shares of Common
    Stock issuable pursuant to the Company's agreement with CBS (including 3,800,000 shares issuable upon the exercise of warrants to be granted to
    CBS). See "Certain Transactions-CBS Agreement."

(2) See Note 2 of Notes to Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

(3) Gives effect to the conversion of all outstanding shares of the Company's preferred stock into 14,496,109 shares of Common Stock upon completion of this offering.

(4) Adjusted to give effect to the sale of the       shares of Common Stock
    offered hereby at an assumed initial public offering price of $      per
    share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

LIMITED OPERATING HISTORY; ANTICIPATION OF CONTINUING LOSSES; ACCUMULATED
DEFICIT

     The Company was incorporated in February 1994 and commercially introduced its first Web site in August 1995. The Company first recognized revenue from operations in the quarter ended September 30, 1995. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet-based advertising, information services and commerce markets. To address these risks, the Company must, among other things, provide compelling and original content to Internet users, maintain existing relationships and effectively develop new relationships with advertisers, their advertising agencies and other third parties, develop and upgrade its technology, respond to competitive developments and attract, retain and motivate qualified personnel. There can be no assurance that the Company will succeed in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. Since its inception, the Company has incurred substantial costs to develop and enhance its technology, to create, introduce and enhance its service offerings, to acquire and develop content, to build traffic on its Web sites, to acquire members, to establish marketing relationships and to build an administrative organization. The Company intends to continue these efforts and, in addition, to increase its spending for content development and acquisition and for marketing. As a consequence, the Company has incurred operating losses in each of its fiscal quarters and years since inception and expects to continue to incur significant operating losses on both a quarterly and annual basis for the foreseeable future. At March 31, 1997, the Company had an accumulated deficit of $23,191,992. The Company has achieved only limited revenue to date and its ability to generate significant revenue is subject to substantial uncertainty. There can be no assurance that the Company will ever generate sufficient revenue to meet its operating expenses or achieve or maintain profitability and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. Further, in view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial
Condition and Results of Operations."

UNPREDICTABILITY OF FUTURE REVENUE; POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company is unable to accurately forecast its revenue. The Company expects in the future to derive revenue from a mix of advertising, membership and premium service fees, merchandise sales, Web site development and syndication fees, the amounts of which it is unable to predict. Through March 31, 1997, transaction and site development revenue have not been significant, and the Company has not received any syndication revenue. Because changes in revenue from memberships and premium services are expected to occur over a period of time while advertising revenue will be recognized when the advertisements appear, fluctuations in quarterly revenue and operating results are likely to be particularly affected by the level of advertising revenue within each quarter. The Company's current and future expense levels are based largely on its expectations concerning future revenue and are to a large extent fixed. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in revenue in relation to the Company's expectations could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company currently intends to significantly increase its operating expenses to develop and enhance its technology, to create, introduce and enhance its service offerings, to acquire and develop content, to acquire members and to establish marketing relationships. To the extent that such expenses precede or are not subsequently followed by increased revenue, the Company's business, results of operations and financial condition could be materially adversely affected.

     The Company's quarterly operating results have fluctuated in the past and are expected to continue to fluctuate in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include: the level of usage of the Internet; the level of traffic on the Company's Web sites; demand for Internet advertising; seasonal trends in both Internet usage and advertising placements; the addition or loss of advertisers; the advertising budgeting cycles of individual advertisers; the number of users that purchase memberships, merchandise or premium services; the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations; the introduction of new sites and services by the Company or its competitors; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions; and economic conditions specific to the Internet, electronic commerce and online media.

     The Company expects that its revenue will be higher leading up to and during major U.S. sport seasons and lower at other times of the year, particularly during the summer months when the only major U.S. sports season in progress is Major League Baseball. The Company believes that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced. The foregoing factors could have a material adverse effect on the Company's business, results of operations and financial condition.

     Due to all of the foregoing factors, it is possible that the Company's operating results will fall below the expectations of securities analysts or investors in some future quarter. In such event, the trading price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EMERGING MARKET FOR THE COMPANY'S SERVICES

     The Company operates in a market that is at a very early stage of development, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed competing products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for the Company's Web sites is new and evolving, it is difficult to predict with any assurance the size of this market and its growth rate, if any. In addition, it is not known whether individuals will utilize the Internet to any significant degree as a means of purchasing goods and services. The adoption of the Internet for commerce, particularly by those individuals and companies which historically have relied upon traditional means of commerce, will require a broad acceptance of new methods of conducting business and exchanging information. There can be no assurance that the market for the Company's Web sites will develop or that demand for the Company's service will emerge or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's Web sites do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

DEPENDENCE ON ADOPTION OF THE INTERNET AS AN ADVERTISING MEDIUM; RELIANCE ON SHORT-TERM ADVERTISING CONTRACTS; COMPETITION FOR ADVERTISERS

     The Company expects to derive a substantial portion of its revenue from the sale of advertisements on its Web sites. The Company's ability to generate advertising revenue will depend, among other factors, on the development of the Internet as an advertising medium, the amount of traffic on and the membership bases of the Company's Web sites and the Company's ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Internet-based advertising or, if so persuaded, that they will find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Internet-based advertising, and there can be no assurance that such standards will develop sufficiently to support Internet-based advertising as a significant advertising medium. In addition, the widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements, attached to Web pages could adversely affect the growth of the Internet as an advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers, which is highly uncertain, and upon growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, the Company's business, results of operations and financial condition would be materially adversely affected.

     The Company's advertising revenue to date has been derived under short-term contracts. Consequently, the Company's advertising customers can move their advertising to competing Web sites or to other media quickly and without penalty, thereby increasing the Company's exposure to competitive pressures. There can be no assurance that the Company's current advertisers will continue to purchase advertisements, or that the Company will be able to secure new advertising contracts from existing or future customers at attractive rates or at all. Any failure of the Company to achieve sufficient advertising revenue would have a material adverse effect on the Company's business, results of operations and financial condition.

     There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Competition for advertisers among present and future Web sites, as well as competition with other traditional media for advertising placements, could result in significant price competition. Most of the Company's advertisements to date have been sold on the basis of the number of "impressions," or times that an advertisement appears in page views downloaded by users, rather than on the number of "click-throughs," or user requests for additional information made by clicking on the advertisement. There can be no assurance that the Company's future advertising customers will continue to pay on a per-impression basis rather than on a "click-through" basis. In addition, there can be no assurance that the Company's advertising customers will accept the internal and third-party measurements of impressions received by advertisements on the Company's Web sites, or that such measurements will not contain errors. The foregoing factors and uncertainties could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-Advertising and Sales."

DEPENDENCE ON CBS RELATIONSHIP

     In March 1997, the Company entered into a five-year agreement with CBS, pursuant to which the Company's flagship Web site was renamed "cbs.sportsline.com." Over the term of the agreement, the Company has the right to use certain CBS logos and television-related sports content and expects to receive at least $57 million of advertising and on-air promotions. Such advertising and on-air promotions, as well as the association of the Company's brand with CBS, are important elements of the Company's strategy to increase awareness of the SportsLine brand and build traffic on its Web sites. There can be no assurance that CBS will perform its obligations under the agreement, or that the agreement will significantly increase consumer awareness of the Company's brand or build traffic on its Web sites. Any failure of CBS to perform its material obligations under the agreement, or the termination of the agreement prior to the end of the term in accordance with its terms, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Certain Transactions-CBS Agreement."

INTENSE COMPETITION

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company competes, directly and indirectly, for advertisers, viewers, members, content providers, merchandise sales and rights to sports events with the following categories of companies: (i) online services or Web sites targeted to sports enthusiasts generally (such as ESPNet SportsZone) or to enthusiasts of particular sports (such as Web sites maintained by Major League Baseball, the NFL, the NBA and the NHL); (ii) publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to sports enthusiasts, many of which have established or may establish Web sites; (iii) general purpose consumer online services such as America Online, CompuServe and Microsoft Network, each of which provides access to sports-related content and services; (iv) vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and (v) Web search and retrieval services, such as Excite, InfoSeek, Lycos and Yahoo!, and other high-traffic Web sites, such as those operated by C|NET and Netscape. The Company anticipates that the number of its direct and indirect competitors will increase in the future. Management believes that the Company's most significant competition is ESPNet SportsZone, a Web site which offers a variety of sports content.

     Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, significantly greater name recognition and substantially larger user or membership bases than the Company and, therefore, have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than the Company to new or emerging technologies and changes in Internet user requirements and to devote greater resources than the Company to the development, promotion and sale of their services. There can be no assurance that the Company's current or potential competitors will not develop products and services comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect the Company's business, results of operations and financial condition.
In addition, as the Company expands internationally it may face new competition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressures faced by the Company would not have a material adverse effect on its business, results of operations and financial condition. See "Business-Competition."

DEPENDENCE ON CONTINUED GROWTH IN USE OF THE INTERNET

     The Company's success is highly dependent upon continued growth in the use of the Internet generally and in particular as a medium for advertising, information services and commerce. Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium for advertising, information services and commerce is subject to a high level of uncertainty. The rapid growth of global commerce and the exchange of information on the Internet and other online services is new and evolving, making it difficult to predict whether the Internet will prove to be a viable commercial marketplace. The Company believes that its future success will require the development and widespread acceptance of the Internet and online services as a medium for advertising and commerce. In particular, the Company's future financial success will be dependent on the sale of advertising on its Web sites and its ability to attract and retain paying members and to sell merchandise and premium services. There can be no assurance that the Internet will be a successful commerce and information channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by sustained growth.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

     In addition to its relationship with CBS, the Company has entered into other strategic relationships with sports superstars, personalities, organizations and affinity groups to increase awareness of its brand among consumers, to create revenue opportunities and to obtain content for its Web sites. There can be no assurance that any party to a strategic agreement with the Company will perform its obligations as agreed or that any such agreement would be specifically enforceable by the Company. Many of the Company's agreements with its strategic partners may be terminated by either party on short notice. The failure to maintain its existing strategic relationships, to establish additional strategic relationships or to fully capitalize on any such relationship could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-Strategic Relationships."

DEPENDENCE ON CONTENT PROVIDERS; SIGNIFICANT PAYMENTS REQUIRED TO BE MADE TO CONTENT PROVIDERS; RISK OF THIRD PARTY CLAIMS

     The Company relies on independent content providers for sports news, scores, statistics and other sports information. The Company's future success depends, in significant part, on its ability to maintain its existing relationships with such content providers and to build new relationships with other content providers. The Company's agreements with content providers generally are short-term and may be terminated by the content provider if the Company fails to fulfill its obligations under the applicable agreement. Some of the Company's content providers compete with one another and, to some extent, with the Company for advertising and members. Termination of one or more significant content provider agreements would decrease the sports news and information which the Company can offer its customers and could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's agreements with most of its content providers are nonexclusive, and many of the Company's competitors offer, or could offer, content that is similar or the same as that obtained by the Company from such content providers. In addition, the growing reach and use of the Internet have further intensified competition in this industry. Consumers have gained free access to certain information provided directly on the Internet by certain content providers. To the extent that content providers, including but not limited to the Company's current suppliers, provide information to users at a lower cost than the Company or at minimal or no cost, the Company's business, results of operations and financial condition could be materially adversely affected.

     Fees payable to content providers constitute a significant portion of the Company's cost of revenue. There can be no assurance that the Company's content providers will enter into prospective agreements with the Company on the same or similar terms as those currently in effect. If the Company is required to increase the fees payable to its content providers, such increased payments could have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, the

Company may in the future be subject to third party claims, for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of information supplied by its content providers, and any such claims may have a material adverse effect on the Company's business, results of operations and financial condition. See "-Intellectual Property; Risk of Third Party Claims for Infringement," "-Liability for Information Retrieved from the Internet" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TRADEMARK LITIGATION

     On March 25, 1997, Weatherline, Inc. ("Weatherline"), a company that provides pre-recorded weather and sports information by telephone, filed a complaint against the Company in the United States District Court for the Eastern District of Missouri. Weatherline owns a United States trademark registration for the mark "Sportsline" for use in promoting the goods and services of others by making sports information available to customers of participating businesses through the telephone, and claims to have used the mark for this purpose since 1968. The complaint alleges that the Company's use of the mark "SportsLine USA" and other marks utilizing the term
"SportsLine" infringes upon and otherwise violates Weatherline's rights under its registered trademark and damages Weatherline's reputation. The complaint seeks a preliminary and permanent injunction against the Company from using marks containing the term "Sportsline" or any other similar name or mark which would be likely to cause confusion with Weatherline's mark. The complaint also seeks actual and punitive damages and attorneys' fees. The Company believes that its use of the "SportsLine" mark and "SportsLine" derivative marks does not infringe upon or otherwise violate Weatherline's trademark rights, and the Company intends to vigorously defend itself against the action. The legal costs that may be incurred by the Company in defending itself against this action could be substantial, and the litigation could be protracted and result in diversion of management and other resources of the Company. In a separate matter, a request for an extension of time to oppose the Company's application to register the current version of the SportsLine USA logo has been filed by Weatherline with the United States Patent and Trademark Office ("USPTO"). There can be no assurance that the Company will prevail in the lawsuit or any related opposition proceeding at the USPTO, and an adverse decision in this lawsuit could result in the Company being prohibited from further use and registration of the "SportsLine" mark and "SportsLine" derivative marks and being ordered to pay substantial damages and attorneys' fees to Weatherline, either of which could have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY; RISK OF THIRD PARTY CLAIMS FOR INFRINGEMENT

     The Company's performance and ability to compete are dependent to a significant degree on its internally developed content and technology. The Company relies on a combination of copyright and trademark laws, trade secret protection, contractual provisions, and confidentiality and non-disclosure agreements with its employees and with third parties and contractual provisions to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate, that the Company will be able to secure trademark registrations for all of its marks in the United States and/or foreign countries, or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company's services. In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.

     There can be no assurance that third parties will not bring copyright or trademark infringement claims against the Company in addition to the lawsuit filed by Weatherline referred to above, or claim that the Company's use of certain technologies violates a patent. If it is determined that the Company has infringed a third party's proprietary rights, there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to the Company, if at all. The inability to obtain any required license on satisfactory terms could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and have to participate in proceedings before the USPTO to determine priority of rights to the trademark, which could result in substantial costs to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademark. Any such litigation would be costly and divert management's attention, either of which could have a material adverse effect on the Company's business, results of operations and financial condition. Adverse determinations in such litigation could result in the loss of certain of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties, and prevent the Company from selling its services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company licenses a substantial portion of its content from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content. The Company generally obtains representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations.

     In 1996, the Company was issued a United States trademark registration for its former SportsLine USA logo. The Company has applied to register in the United States its current SportsLine USA logo and a number of other marks, several of which include the term "SportsLine." The Company has filed applications to register "SportsLine" marks in Australia and the United
Kingdom. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in the United States or in foreign countries. Many foreign countries have a "first-to-file" trademark registration system and thus the Company may be prevented from registering its marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors of the Company or others will adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect its "SportsLine" and other marks adequately would have a material adverse effect on the Company's business, results of operations and financial condition.

     As part of its confidentiality procedures, the Company generally enters into agreements with its employees and consultants and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property.

     The Company also relies on a variety of technology that it licenses from third parties, including its Internet server software, which is used in the Company's Web sites to perform key functions. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability of the Company to maintain or obtain upgrades to any of these technology licenses could materially adversely affect the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE

     The Internet industry is characterized by rapid technological developments, evolving industry standards, changes in user and customer requirements, frequent new service and product introductions and enhancements. The introduction of services or products embodying new technologies or the emergence of new industry standards and practices could render the Company's existing Web sites and proprietary technology obsolete and unmarketable or require significant unanticipated investments in product development. The Company's performance will depend, in part, on its ability to license leading technologies, enhance its existing services, develop new proprietary technology that addresses the increasingly sophisticated and varied needs of Web users and advertisers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of Web sites and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its Web sites and proprietary technology to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to technological developments, evolving industry standards, changing market conditions or customer requirements, or if the Company's Web sites do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

MANAGEMENT OF GROWTH

     The Company has rapidly and significantly expanded its operations and anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. The Company expanded from five employees at January 1, 1995 to 156 employees at March 31, 1997 and the Company expects to add additional key personnel in the near future. Such growth has placed, and any future growth may continue to place, substantial strain on the Company's management, operational and financial resources and systems. To manage its growth, the Company must implement, improve and effectively utilize its operational, management, marketing and financial systems and train and manage its employees. In addition, it may become necessary for the Company to increase the capacity of its software, hardware and telecommunications systems on short notice. There can be no assurance that the Company will be able to effectively manage the expansion of its operations or that the Company's systems or procedures or controls will be adequate to support the Company's operations. Any failure of management to effectively manage the Company's growth would have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     The Company intends to expand internationally and expects that its international operations will be subject to most of the risks inherent in its business generally. In addition, there are certain risks inherent in doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences and difficulties in managing or overseeing foreign operations, and there are likely to be different consumer preferences and requirements in such markets. There can be no assurance that one or more of such factors would not have a material adverse effect on the Company's current or future international operations and, consequently, on the Company's business, results of operations and financial condition.

RISK OF SYSTEM FAILURE, DELAYS AND INADEQUACY

     The performance of the Company's Web sites is critical to its reputation and ability to attract and retain users, advertisers and members. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors or failures when introduced. Any system error or failure that causes interruption in availability or an increase in response time could result in a loss of potential or existing users, advertisers or members and, if sustained or repeated, could reduce the attractiveness of the Company's Web sites to users and advertisers. A sudden and significant increase in the number of users of the Company's Web sites also could strain the capacity of the software, hardware or telecommunications systems deployed by the Company, which could lead to slower response time or system failures. In addition, if the number of Web pages or users of the Company's Web sites increases substantially, there can be no assurance that the Company's hardware and software infrastructure will be able to adequately handle the increased demand. The Company's operations also are dependent upon receipt of timely feeds and computer downloads from its content providers, and any failure or delay in the transmission or receipt of such feeds and downloads, whether on account of system failure of the Company, its content providers, the public network or otherwise, could disrupt the Company's operations. Any failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition. The Company relies on private third party providers to provide it with access to the Internet. Any disruption in the Company's Internet access or any failure of the Company's third party provider to handle higher volumes of users could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon Web browsers and Internet service providers ("ISPs") and online service providers ("OSPs") to provide Internet users access to the Company's Web sites, and members and users also may experience difficulties accessing or using the Company's Web sites due to system failures or delays unrelated to the Company's systems.

     The Company's operations are dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins, computer viruses and other events beyond the Company's control. Although the Company has developed an out-of-state disaster recovery plan to respond to system failures and also maintains property insurance for its equipment, there can be no assurance that the Company's disaster recovery plan is capable of being implemented successfully, if at all, or that such insurance will be adequate to compensate the Company for all losses that may occur or to provide for costs associated with business interruption. Any damage or failure that causes system disruptions or other significant interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNET COMMERCE SECURITY RISKS

     A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur it could have a material adverse effect on the Company's business, results of operations and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company of third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches would not have a material adverse effect on the Company's business, results of operations and financial condition.

LIABILITY FOR INFORMATION RETRIEVED FROM THE INTERNET

     Due to the fact that materials may be downloaded from Web sites operated by the Company and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such claims have been brought, sometimes successfully, against online services in the past. In addition, the Company could be subject to liability with respect to content that may be accessible through the Company's Web sites or third party Web sites linked from the Company's Web sites. For example, claims could be made against the Company if material deemed inappropriate for viewing by children could be accessed through the Company's Web sites. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends, in significant part, upon the continued service of its senior management and other key personnel, none of whom is bound by employment agreements. The Company maintains $2 million of key man life insurance covering Michael Levy, the Company's President and Chief Executive Officer. However, the loss of the services of Mr. Levy or one or more of the Company's other executive officers or key employees could have a material adverse effect on the Company, and there can be no assurance that the Company will be able to retain its key personnel. See "Management-Executive Officers and Directors."

     The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, editorial and managerial personnel. Competition for such personnel is intense, and the Company has, at times, experienced difficulties in attracting the desired number of such individuals. There can be no assurance that the Company will be able to attract or retain a sufficient number of highly qualified employees in the future. If the Company is unable to hire and retain personnel in key positions, the Company's business, results of operations and financial condition could be materially adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     The Company is subject to various laws and governmental regulations applicable to businesses generally. The Company believes it is currently in compliance with such laws and that such laws do not have a material impact on its operations. In addition, although there are currently few laws or regulations directly applicable to access to or commerce on the Internet, due to the increasing popularity and use of the Internet, it is possible that more stringent consumer protection laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy and expression, pricing, intellectual property, information security, anti-competitive practices, the convergence of traditional channels with Internet commerce, characteristics and quality of products and services and the taxation of subscription fees or gross receipts of ISPs. The federal Telecommunications Act of 1996, which was recently enacted and the judicial interpretation of which is uncertain, imposes criminal penalties on anyone who distributes obscene, lascivious or indecent communications over the Internet. Such provisions of the Telecommunications Act of 1996 have been challenged on constitutional and other grounds and the outcome of such challenges is uncertain. The enactment or enforcement of the Telecommunications Act of 1996, and any other federal or state laws or regulations in the future, may increase the Company's cost of doing business or decrease the growth of the Internet and which could in turn decrease the demand for the Company's products and services, increase the Company's costs, or otherwise have an adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain, may take years to resolve and could expose the Company to substantial liability for which the Company might not be indemnified by the content providers or other third parties. Any such new legislation or regulation or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling. The Company seeks to design its contest and sweepstakes rules to fall within exemptions from such laws and restricts participation to individuals over 18 years of age who reside in jurisdictions within the United States and Canada in which the contests and sweepstakes are lawful. There can be no assurance that the Company's contests and sweepstakes will be exempt from such laws or that the applicability of such laws to the Company would not have a material adverse effect on the Company's business, results of operations and financial condition.

     Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject the Company to additional state sales and income taxes. As the Company's service is available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. The failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify. It is possible that the governments of other states and foreign countries also might attempt to regulate the Company's transmissions of content on its Web sites or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet. Any such new legislation or regulation or application or interpretation of existing laws could have a material adverse effect on the Company's business, results of operations and financial condition.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiation between the Company and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to fluctuations in response to quarterly variations in results of operations, announcements of technological innovations or new services or products by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of companies within certain industry groups such as technology companies generally and Internet-related companies in particular, and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may materially adversely affect the trading price of the Company's Common Stock.

CONTROL BY EXISTING SHAREHOLDERS

     Upon completion of this offering, the Company's present directors and executive officers, greater than 5% shareholders and their respective affiliates
will beneficially own approximately    % of the outstanding Common Stock
(approximately    % of the outstanding Common Stock assuming full exercise of the Underwriters' overallotment option). As a result, these shareholders, if they act as a group, will be able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control of the Company. See "Management,"
"Principal Shareholders" and "Description of Capital Stock."

MANAGEMENT'S DISCRETION AS TO USE OF UNALLOCATED NET PROCEEDS

     The Company has not designated any specific use for the net proceeds from the sale by the Company of the Common Stock offered hereby. Rather, the Company intends to use the net proceeds from this offering for working capital and other general corporate purposes, including expansion of the Company's marketing and advertising sales efforts, content development and licensing, international expansion and capital expenditures. A portion of the net proceeds also may be used for the acquisition of or investments in businesses, products and technologies that are complementary to those of the Company. Consequently, the Board of Directors and management of the Company will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CHARTER AND BYLAWS

     The Company is organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. The Certificate will authorize the Board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by the Company's shareholders. Thus, the Board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Company's Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company, since the terms of the preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the Common Stock. Other provisions of the Certificate and Bylaws will
(i) divide the Company's Board of Directors into three classes, each of which will serve for different three-year periods, (ii) provide that the shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders, (iii) provide that special meetings of the shareholders may be called only by the Chairman of the Board of Directors or a majority of the entire Board of Directors and (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders' meetings. See "Description of Capital Stock-Anti-takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; FUTURE EQUITY ISSUANCES

     Sales of substantial amounts of Common Stock in the public market following this offering, or the perception that such sales will occur, could have a material adverse effect on the market price of the Company's Common Stock.
After the completion of this offering,       shares of Common Stock
will be outstanding. Of such shares, only the       shares sold pursuant to this
offering will be tradable in the public market without restriction. The remaining 25,294,187 shares of Common Stock to be outstanding after the offering are "restricted securities" within the meaning of Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144. Beginning 90 days after the date of this Prospectus, of these remaining 25,294,187 shares will be eligible for resale in the public market, subject to certain volume, timing and other requirements of Rule 144 and to the lock-up agreements described below. In addition, beginning 90 days after
the date of this Prospectus, an additional       shares issuable upon exercise
of options and warrants which will be vested at such time will be eligible for resale in the public market, subject to compliance with Rule 144 and Rule 701 under the Securities Act and to the lock-up agreements described below. The
remaining       shares of currently outstanding Common Stock and       shares
issuable upon exercise of options and warrants which will vest after such 90 day period will become eligible for resale pursuant to Rule 144 and Rule 701 at various times within the next year, and some of such shares could be sold earlier if the holders exercise their registration rights described below.

     The Company and certain of its existing shareholders have agreed not to offer, sell or contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Robertson, Stephens & Company LLC, subject to certain exceptions. In its sole discretion, and at any time without notice, Robertson, Stephens & Company LLC may release all or any portion of the shares subject to such lock-ups.

     The holders of approximately       shares of Common Stock have the right in
certain circumstances to require the Company to register their shares under the Securities Act for resale to the public. If such holders, by exercising their demand registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock. If the Company were required to include in a Company-initiated registration statement shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. In addition, approximately 180 days after the date of this Prospectus, the Company expects to file a registration statement on Form S-8 registering a
total of       shares of Common Stock subject to outstanding stock options and warrants or reserved for issuance under the Company's stock option plans.

     In connection with entering into strategic relationships, particularly with athletes, the Company has issued and may continue to issue warrants to purchase significant amounts of Common Stock. The issuance of significant amounts of warrants in the future, particularly warrants with exercise prices below the fair market value of the Common Stock at the time of issuance, could have a material adverse effect on the Company's results of operations or financial condition, or on the market price for the Company's Common Stock. See
"Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Investors participating in this offering will incur an immediate,
substantial dilution of $    in the net tangible book value per share of the
Common Stock from the initial public offering price. To the extent that the Company issues additional shares of Common Stock pursuant to its agreement with CBS, or other outstanding options or warrants to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the       shares of Common
Stock offered by the Company pursuant to this offering are estimated to be
$      ($      if the Underwriters' over-allotment option is exercised in
full), based upon an assumed initial public offering price of $    per share,
and after deducting underwriting discounts and commissions and estimated offering expenses.

     The principal purposes of this offering are to obtain additional working capital, to create a public market for the Company's Common Stock and to facilitate future access by the Company to public equity markets. The Company intends to use the net proceeds from this offering for working capital and other general corporate purposes, including expansion of the Company's marketing and advertising sales efforts, content development and licensing, international expansion and capital expenditures. From time to time, the Company expects to evaluate possible acquisitions of or investments in businesses, products and technologies that are complementary to those of the Company, for which a portion of the net proceeds of this offering may be used. The Company presently has no commitments or understandings for any such acquisitions, and is not presently engaged in any negotiations for any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the Company intends to invest the net proceeds from this offering in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. In addition, the Company's equipment line of credit contains covenants that restrict the Company from paying dividends in excess of $750,000 without the lender's prior written consent. See Note 5 of Notes to Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997 (i) on an actual basis, and (ii) on an as adjusted basis to reflect the conversion into Common Stock of all of the Company's outstanding preferred
stock upon the completion of this offering, the sale of the       shares of
Common Stock offered hereby at an assumed initial public offering price of $ per share and the application of the estimated net proceeds therefrom. See
"Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                         MARCH 31, 1997
                                                                                  ----------------------------
                                                                                                 PRO FORMA
                                                                                   ACTUAL        AS ADJUSTED
                                                                                  ------------   -------------
                                                                                          (Unaudited)
                                                                                         (In thousands)
Long-term obligations    ......................................................     $    311       $
                                                                                    --------       ---------
Shareholders' equity (1):
 Preferred stock, $0.01 par value; no shares authorized, issued or outstanding actual; 1,000,000 shares authorized, none issued and outstanding pro
  forma as adjusted   .........................................................            -              -
 Convertible preferred stock, $0.01 par value; issued in series; 3,000,000
  Series A shares authorized, issued and outstanding actual; 6,162,776
  Series B shares authorized, issued and outstanding actual; 5,333,333
  Series C shares authorized, issued and outstanding actual; none
  authorized, issued or outstanding pro forma as adjusted .....................          145              -
Common stock, $0.01 par value; 50,000,000 shares authorized, 10,798,078
 shares issued and outstanding, actual;       shares issued and
 outstanding pro forma as adjusted   ..........................................          108
Additional paid-in capital  ...................................................       49,463
Accumulated deficit   .........................................................      (23,192)
                                                                                    --------       ---------
  Total shareholders' equity  ................................................        26,524
                                                                                    --------       ---------
   Total capitalization  ......................................................     $ 26,835       $
                                                                                    ========       =========

----------------

(1) Excludes 2,037,792 shares of Common Stock issuable pursuant to stock options outstanding at March 31, 1997 (of which options to purchase 395,504 shares were exercisable) with a weighted average exercise price of $0.85 per share and 3,991,500 shares of Common Stock issuable upon the exercise of warrants outstanding at March 31, 1997 (of which warrants to purchase 3,469,000 shares were exercisable) with a weighted average exercise price of $2.63 per share. See "Management-Stock Plans" and "Description of Capital Stock-Options and Warrants." Also excludes 9,669,317 shares of Common
    Stock issuable pursuant to the Company's agreement with CBS (including 3,800,000 shares issuable upon the exercise of warrants to be granted to
    CBS). See "Certain Transactions-CBS Agreement."

                                    DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997, after giving effect to the conversion of all outstanding shares of preferred
stock into Common Stock, was $     , or $      per share of Common Stock. Pro
forma net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total pro forma number of shares of Common Stock outstanding. After giving effect to the sale of the shares of Common Stock offered hereby, and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of
March 31, 1997 would have been $     , or $      per share. This represents an
immediate increase in such pro forma net tangible book value of $      per share
to existing stockholders and an immediate dilution of $      per share to new
investors purchasing shares in this offering. The following table summarizes, on a pro forma basis as of March 31, 1997, this per share dilution:

Assumed initial public offering price per share  .................................               $
 Pro forma net tangible book value per share at March 31, 1997  ..................    $
 Increase in net tangible book value per share attributable to new investors   ...
                                                                                     ------
Pro forma net tangible book value per share as of March 31, 1997 after offering ..               ------
Dilution per share to new investors  .............................................               $
                                                                                                 ======

     The following table summarizes on a pro forma basis as of March 31, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing stockholders and by the purchasers of the shares of Common Stock
offered hereby at an assumed initial offering price of $      per share, and
before deducting underwriting discounts and commissions and estimated offering expenses:

                                      SHARES PURCHASED          TOTAL CONSIDERATION (1)
                                 --------------------------   ---------------------------
                                                                                             AVERAGE PRICE
                                   NUMBER        PERCENT        AMOUNT         PERCENT        PER SHARE
                                 -------------   ----------   --------------   ----------   ---------------
Existing shareholders   ......                          %     $                       %            $
New investors  ...............
                                 ------------      ------     ------------       ------                -
  Total  .....................                     100.0%     $                  100.0%
                                 ============      ======     ============       ======                =

----------------

(1) See Note 5 of Notes to Financial Statements for a discussion of certain non-cash consideration received by the Company in exchange for the issuance of shares of Common Stock.

     The above computations exclude (i) 2,037,792 shares of Common Stock issuable pursuant to stock options outstanding at March 31, 1997 (of which options to purchase 395,504 shares were exercisable) with a weighted average exercise price of $0.85 per share and (ii) 3,991,500 shares of Common Stock issuable upon the exercise of warrants outstanding at March 31, 1997 (of which warrants to purchase 3,469,000 shares were exercisable) with a weighted average exercise price of $2.63 per share. The above computations also exclude 9,669,317 shares of Common Stock issuable pursuant to the Company's agreement with CBS (including 3,800,000 shares issuable upon the exercise of warrants to be granted to CBS). To the extent that any of the foregoing options or warrants are exercised, or additional shares are issued to CBS there will be further dilution to new investors. In addition, in April 1997, the Company's Board of Directors approved the 1997 Incentive Compensation Plan (the "Incentive Plan") under which an additional 2,000,000 shares of Common Stock have been reserved for issuance and the 1997 Employee Stock Purchase Plan, under which an additional 500,000 shares of Common Stock have been reserved for issuance. Furthermore, under the Incentive Plan an additional number of options may be granted equal to the number of shares of Common Stock with respect to awards previously granted under the Incentive Plan that terminate without being exercised, expire, are forfeited or canceled, and the number of shares of Common Stock that are surrendered in payment of any awards or any tax withholding requirements. See "Certain Transactions-CBS Agreement," "Management-Stock Plans" and
"Description of Capital Stock-Options and Warrants."

                            SELECTED FINANCIAL DATA

     The selected balance sheet data set forth below as of December 31, 1995 and 1996, and the selected statement of operations data for the period from February 23, 1994 (Inception) through December 31, 1994 and the years ended December 31, 1995 and December 31, 1996 have been derived from the Company's audited financial statements, which statements have been audited by Arthur Andersen LLP, independent certified public accountants, and appear elsewhere in this Prospectus. The selected balance sheet data as of March 31, 1997 and the selected statements of operations data for the three months ended March 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                              FEBRUARY 23, 1994
                                                (INCEPTION)                                        THREE MONTHS ENDED
                                                  THROUGH             YEAR ENDED DECEMBER 31,           MARCH 31,
                                                DECEMBER 31,         --------------------------- -----------------------
                                                    1994                1995          1996          1996          199
                                              --------------------   -----------   -----------   -----------   ---------
                                                                                                       (Unaudited)
                                                                (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue   .................................           $   -            $    52       $  2,437      $    96     $ 1,253
Cost of revenue    ........................               -                757          3,320          603       1,299
                                                      -----            -------       --------      -------     -------
Gross margin (deficit)   ..................               -               (705)          (883)        (507)        (46)
Operating expenses:
 Product development  .....................              58                633            939          223         269
 Sales and marketing  .....................              59              1,179          5,569          633       1,602
 General and administrative    ............             309              2,662          4,870          844       1,522
 Depreciation and amortization    .........              16                193            824          127       1,315
                                                      -----            -------       --------      -------     -------
  Total operating expenses  ...............             442              4,667         12,202        1,827       4,708
                                                      -----            -------       --------      -------     -------
Loss from operations  .....................            (442)            (5,372)       (13,084)      (2,334)     (4,754)
Interest expense   ........................               -                 50            136           58          14
Interest and other income, net    .........              38                 92            365           18         165
                                                      -----            -------       --------      -------     -------
Net loss  .................................           $(404)           $(5,330)      $(12,855)     $(2,374)    $(4,603)
                                                      =====            =======       ========      =======     =======
Net loss per share    .....................           $                $             $             $           $
                                                      =====            =======       ========      =======     =======
Weighted average common and common
 equivalent shares outstanding (1)   ......           =====            =======       ========      =======     =======

                                                       DECEMBER 31,
                                                 ------------------------
                                                                            MARCH 31,
                                                   1995         1996           1997
                                                 -----------   ----------   -------------
                                                                            (Unaudited)
                                                              (In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents   ..................     $   184      $13,994        $17,732
Working capital (deficit)   ..................      (1,944)      11,779         23,059
Total assets    ..............................       2,496       17,850         30,855
Long-term obligations    .....................         684          409            311
Total shareholders' equity (deficit)   .......        (452)      14,273         26,524

----------------

(1) See Note 2 of Notes to Financial Statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND
ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION ALSO SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     SportsLine USA is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. Traffic on the Company's Web sites has increased significantly since the commercial launch of sportsline.com in August 1995, to an average of 1,200,000 page views and 155,000 visits per day during March 1997, and the Company's Web sites had approximately 33,000 paying members as of March 31, 1997.

     The Company's activities during the period from February 23, 1994 (inception) through December 31, 1994 and the year ended December 31, 1995, primarily related to recruiting personnel, licensing and creating content, developing and enhancing its software and hardware infrastructure, negotiating relationships with sports superstars, personalities, organizations and affinity groups, and raising capital. Although most of the content on the Company's Web sites is free, users of the Company's Web sites can purchase memberships and premium content and products. Prior to March 1996, substantially all of the Company's revenue was derived from membership subscriptions and fees for premium services. The Company first recognized advertising revenue in March 1996. Advertising revenue and fees from memberships and premium services constituted approximately 64% and 36%, respectively, of the Company's total revenue in 1996. In addition to revenue from advertising, memberships and premium content, the Company expects to derive revenue in the future from transactions on the Company's Web sites, including sales of limited edition memorabilia, licensed apparel and other sports related products, syndication of its content in other media, such as radio, and development of Web sites for third parties. Through March 31, 1997, transaction and site development revenue have not been significant and the Company has not received any syndication revenue.

     Advertising revenue is recognized in the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that an advertisement appears in page views downloaded by users. Revenue relating to monthly memberships is recognized in the month the service is provided. Revenue relating to annual memberships and seasonal sports contests is recognized ratably over the life of the membership agreement or contest period. Accordingly, amounts received for which services have not yet been provided are recorded as deferred revenue.

RESULTS OF OPERATIONS

REVENUE

     Total revenue for the three months ended March 31, 1997 was $1,253,000 compared to $96,000 for the three months ended March 31, 1996. Total revenue for the year ended December 31, 1996 was $2,437,000 compared to $52,000 for the year ended December 31, 1995. The Company had no revenue during the period from February 23, 1994 (inception) to December 31, 1994. The increase in revenue in each period was due principally to increased advertising sales and to a lesser extent to increases in revenue from memberships and premium service fees. As of March 31, 1997, the Company had deferred revenue of $801,000 relating to cash received for which services had not yet been provided.

     Advertising revenue for the three months ended March 31, 1997 and 1996 and the years ended December 31, 1996 and 1995 accounted for approximately 57%, 31%, 64% and 0%, respectively, of total revenue. Advertising revenue from barter transactions, in which the Company received advertising or other services or goods in exchange for advertising on its Web sites, accounted for approximately 2% and 32% of total advertising revenue for the three months ended March 31, 1997 and for the year ended December 31, 1996, respectively. In future periods, management intends to maximize cash advertising revenue, although the Company will continue to enter into barter advertising relationships as appropriate.

 COST OF REVENUE

     Cost of revenue consists primarily of content and royalty fees, payroll and related expenses for the Company's editorial and operations staff, telecommunications and computer related expenses for the support and delivery of the Company's services and prizes awarded to contestants in the Company's various contests. Royalty payments are paid to certain content providers and technology and marketing partners based on membership levels subject, in certain instances, to specified minimum amounts.

     Cost of revenue for the three months ended March 31, 1997 was $1,299,000 compared to $603,000 for the three months ended March 31, 1996. Cost of revenue was $3,319,000 for the year ended December 31, 1996 compared to $757,000 for the year ended December 31, 1995. There was no cost of revenue for the period from February 23, 1994 (inception) through December 31, 1994, as no revenue was recognized. The Company's operating expenses have increased significantly since inception, which reflects the costs associated with building an infrastructure to support the operation of its Web sites and commercializing its services. The increase in cost of revenue for the three months ended March 31, 1997 compared to the three months ended March 31, 1996 and for the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily the result of content and royalty fees incurred for increased content, growth in the Company's editorial and operations staff and telecommunications costs. To support these efforts, the Company has significantly increased the number of its employees from five at January 1, 1995 to 156 at March 31, 1997. The Company anticipates that cost of revenue will grow as it increases staffing to expand its services and incurs higher content and royalty fees and as the Company requires more bandwith from its ISPs.

 OPERATING EXPENSES

     PRODUCT DEVELOPMENT. Product development expense consists primarily of consulting and employee compensation and related expenses required to support the development of existing and new service offerings and proprietary content. The Company capitalizes certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the time when the product is ready for general release have not been significant.

     Product development expense for the three months ended March 31, 1997 was $269,000 compared to $223,000 for the three months ended March 31, 1996. Product development expense for the year ended December 31, 1996 was $939,000 compared to $633,000 for the year ended December 31, 1995 and $58,000 for the period from inception (February 23, 1994) to December 31, 1994. The increase in product development expense in each period was primarily attributable to increases in personnel and associated costs relating to developing the features and functionality of the Company's Web sites. The Company believes that significant investments in product development are required to remain competitive. As a consequence, the Company intends to continue to invest significant resources in product development.

     SALES AND MARKETING. Sales and marketing expense consists of salaries and related expenses, advertising, marketing and public relations expenses and member acquisition costs. Member acquisition costs consist primarily of the direct costs of member solicitation, including advertising on other Web sites, printing, production and shipping of member kits, and the cost of obtaining qualified prospects from direct marketing programs and from third parties. The Company expenses member acquisition costs as incurred.

     Sales and marketing expense for the three months ended March 31, 1997 was $1,602,000 compared to $633,000 for the three months ended March 31, 1996. Sales and marketing expense was $5,569,000 for the year ended December 31, 1996 compared to $1,179,000 for the year ended December 31, 1995 and $59,000 for the period from inception (February 23, 1994) to December 31, 1994. Barter transactions accounted for approximately 1% and 9% of sales and marketing expense for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. The increase in sales and marketing expense in each period was a result of growth in the number of personnel and related costs, member acquisition costs, public relations activities and participation in conferences and trade shows. The Company intends to continue to invest in member acquisition programs.

     GENERAL AND ADMINISTRATIVE. General and administrative expense consists of salary and related costs for executive, finance and accounting, technical and customer support, human resources and administrative functions as well as professional service fees. General and administrative expense for the three months ended March 31, 1997 was $1,522,000 compared to $844,000 for the three months ended March 31, 1996. General and administrative expense was $4,870,000 for the year ended December 31, 1996 compared to $2,662,000 for the year ended December 31, 1995 and $308,000 for the period from February 23, 1994 (inception) to December 31, 1994. The increase in general and administrative expense in each period was primarily attributable to salary and related expenses for additional personnel, higher professional fees and recruitment expenses. The Company anticipates that it will incur additional general and administrative expenses as a result of becoming a public company.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense consists primarily of the depreciation of property and equipment, amortization of costs associated with consulting agreements and, beginning in March 1997, the amortization of deferred advertising and content costs relating to the CBS agreement. Depreciation and amortization expense for the three months ended March 31, 1997 was $1,316,000 compared to $127,000 for the three months ended March 31, 1996. Depreciation and amortization expense was $824,000 for the year ended December 31, 1996 compared to $193,000 for the year ended December 31, 1995 and $16,000 for the period from inception (February 23, 1994) to December 31, 1994. The increase in depreciation and amortization expense in each period was primarily attributable to increases in property and equipment and, for the three months ended March 31, 1997, to amortization related to the CBS agreement.

     Under the Company's agreement with CBS, the Company will issue at the beginning of each contract year shares of Common Stock and warrants to purchase Common Stock in consideration of CBS's advertising and promotional efforts and its license to the Company of the right to use certain CBS logos and television-related sports content. At the beginning of each contract year, the Company will record as deferred advertising and content costs the value of the shares and warrants issued in such contract year, based upon the fair value of the Common Stock in March 1997 when the agreement was executed. These amounts will be amortized to depreciation and amortization expense over each related contract year. See Note 5 of Notes to Financial Statements.

     INTEREST EXPENSE. Interest expense consists primarily of interest paid on the Company's existing equipment line of credit, on capital lease obligations and on short-term loans that have been repaid. Interest expense was $14,000 for the three months ended March 31, 1997 compared to $58,000 for the three months ended March 31, 1996. Interest expense was $136,000 for the year ended December 31, 1996 compared to $50,000 for the year ended December 31, 1995. There was no interest expense for the period from February 23, 1994 (inception) to December 31, 1994.

     INTEREST AND OTHER INCOME, NET. Interest and other income, net primarily represents interest earned on cash and cash equivalents. Interest and other income, net for the three months ended March 31, 1997 was $165,000 compared to $18,000 for the three months ended March 31, 1996. Interest and other income, net was $365,000 for the year ended December 31, 1996 compared to $92,000 for the year ended December 31, 1995 and $38,000 for the period from inception (February 23, 1994) to December 31, 1994. The increase in interest and other income, net in each period was primarily attributable to higher average investments in cash and cash equivalents. The Company anticipates that interest income will increase in future periods as a result of the investment of the net proceeds from this offering pending other uses.

     INCOME TAXES. No provision for federal and state income taxes has been recorded as the Company incurred net operating losses through March 31, 1997. At December 31, 1996, the Company had approximately $18,000,000 of net operating loss carryforwards for Federal income tax purposes, expiring from 2009 to 2011, available to offset future taxable income. Utilization of the net operating losses may be subject to annual limitations due to ownership changes. See Note 7 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1997, the Company's primary source of liquidity consisted of $17,732,000 in cash and cash equivalents. The Company has financed its operations primarily through private placements of Common Stock and convertible preferred stock.

     As of March 31, 1997, the Company owed $449,000 under an equipment line of credit which is payable in 33 equal monthly installments beginning in July 1996. The borrowings under the equipment line carry interest at the prime rate plus 1.5% (10.0% at March 31, 1997) and are secured by substantially all of the Company's assets. In addition, the Company is required to comply with certain restrictive covenants which include, among other items, maintenance of certain financial ratios and a cash balance equal to the amount of the outstanding balance of the line of credit.

     Net cash used in operating activities was $3,557,000 and $2,347,000 for the three months ended March 31, 1997 and 1996, respectively. Net cash used in operating activities was $10,915,000, $4,390,000 and $389,000 for the years ended December 31, 1996 and 1995 and the period from inception (February 23, 1994) to December 31, 1994, respectively. The principal uses of cash for all periods were to fund the Company's net loss from operations and increases in accounts receivable, prepaid expenses and accrued expenses, partially offset by increases in deferred revenue, accounts payable and depreciation and other noncash charges.

     Net cash used in investing activities was $492,000 and $2,594,000 for the three months ended March 31, 1997 and 1996, respectively. Net cash used in investing activities was $1,183,000, $1,446,000 and $42,000 for the years ended December 31, 1996 and 1995 and the period from inception (February 23, 1994) to December 31, 1994, respectively. The principal uses for all periods were purchases of property and equipment, except for the Company's purchase in March 1996 of a restricted certificate of deposit (which subsequently matured).

     Net cash provided by financing activities was $7,787,000 and $10,077,000 for the three months ended March 31, 1997 and 1996, respectively. Net cash provided by financing activities was $25,908,000, $4,353,000 and $2,098,000 for the years ended December 31, 1996 and 1995 and the period from inception (February 23, 1994) to December 31, 1994, respectively. Financing activities consisted principally of the issuance of equity securities and draws on a term loan with a bank in December 1995 and January 1996 (which was subsequently repaid in March 1996).

     The Company intends to use the net proceeds from this offering for working capital and other general corporate purposes, including expansion of the Company's marketing and advertising sales efforts, content development and licensing and international expansion and for capital expenditures. Although the Company has no material commitments for capital expenditures, it anticipates purchasing approximately $1,700,000 of property and equipment in 1997, primarily computer equipment and furniture and fixtures. From time to time, the Company expects to evaluate possible acquisitions of or investments in businesses, services and technologies that are complementary to those of the Company, for which a portion of the net proceeds of this offering may be used. The Company presently has no commitments or understandings for any such acquisitions, and is not presently engaged in any discussions or negotiations for any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the Company intends to invest the net proceeds from this offering in investment-grade, interest-bearing securities.

     The Company believes that the net proceeds from this offering and current cash balances will be sufficient to fund its working capital and capital expenditure requirements for at least the next 12 months. To the extent the Company requires additional funds to support its operations or the expansion of its business, the Company may sell additional equity, issue convertible securities or obtain credit facilities. The sale of additional equity or convertible securities will result in additional dilution to the Company's shareholders. There can be no assurance that financing, if required, will be available to the Company in amounts or on terms acceptable to the Company.

SEASONALITY

     The Company expects that its revenue will be higher leading up to and during major U.S. sports seasons and lower at other times of the year, particularly during the summer months when the only major U.S. sports season in progress is Major League Baseball. The Company believes that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced. The foregoing factors could have a material adverse affect on the Company's business, results of operations and financial condition.

NEW ACCOUNTING PRONOUNCEMENTS

     In October 1995, SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, was issued. SFAS No. 123 allows either adoption of a fair value based method of accounting for employee stock options and similar equity instruments or continuation of the measurement of compensation cost relating to such plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO
EMPLOYEES." The Company has elected to continue to use the intrinsic value based method. Accordingly, pro forma disclosures required to be presented by SFAS No. 123 for companies continuing to utilize the intrinsic value based method are presented in Note 6 of Notes to Financial Statements and have been determined as if the Company had accounted for its stock-based compensation plans under the fair value method.

     In February 1997, SFAS No. 128, EARNINGS PER SHARE, was issued. SFAS No. 128 simplifies the methodology of computing earnings per share, and requires the presentation of basic and diluted earnings per share. The Company's basic and diluted earnings per share are the same, as the Company's common stock equivalents are antidilutive. In addition, the Company's basic and diluted earnings per share are the same as that computed under APB No. 15, EARNINGS PER SHARE, as presented in the accompanying Statements of Operations. SFAS No. 128 must be adopted for the year ending December 31, 1997 and be retroactively reflected in the financial statements.

                                   BUSINESS

     THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS"
AND ELSEWHERE IN THIS PROSPECTUS.

     SportsLine USA is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. The Company produces and distributes original, interactive sports content, including editorials and analyses, radio shows, contests, games and fantasy league products. The Company also distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from leading sports news organizations. Traffic on the Company's Web sites has increased significantly since the commercial launch of sportsline.com in August 1995, to an average of 1,200,000 page views and 155,000 visits per day during March 1997, and the Company's Web sites had approximately 33,000 paying members as of March 31, 1997.

     The Company has established a number of important strategic relationships to increase awareness of the SportsLine brand, build traffic on its Web sites and develop proprietary programming. In March 1997, the Company entered into a strategic alliance with CBS pursuant to which the Company's flagship Web site was renamed "cbs.sportsline.com." The CBS agreement provides for cbs.sportsline.com to receive at least $57 million of advertising and on-air promotion during the term of the agreement, primarily during CBS sports event broadcasts such as the 1998 Winter Olympics, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona
500. The Company also receives television and radio promotion through strategic media relationships with The Golf Channel and Sports Byline USA, the nation's largest syndicated sports radio network, and on numerous sports talk radio stations around the country. In addition, the Company has established strategic relationships with sports superstars, personalities, organizations and affinity groups.

INDUSTRY BACKGROUND

 THE U.S. SPORTS MARKET

     Participatory and spectator sports are among the leading pastimes for Americans as demonstrated by the popularity of sports media and by the time and money consumers spend on sports events, products and services. Based on industry sources, the Company estimates that attendance at Major League Baseball, NFL, NBA and NHL games during the 1995-1996 season was approximately 120 million, generating gate receipts of over $3 billion. Sports television programming also consistently draws large audiences, with sports broadcasts comprising eight of the top ten most widely viewed television programs in 1996 according to Nielsen Media Research. The publishing industry also benefits from the popularity of sports, including SPORTS ILLUSTRATED magazine which had paid weekly circulation of 3.2 million, reached 23 million adult readers weekly and ranked second in advertising revenue among U.S. magazines in 1996. In addition, the U.S. retail market for licensed sports merchandise and apparel was approximately $14 billion in 1996, according to the Sporting Goods Manufacturers Association. Due to the popularity of sports among males between the ages of 18 and 49, advertisers consider sports events and media as attractive venues to reach this audience. Based on industry sources, the Company estimates that approximately $4.2 billion was spent on sports television advertising and approximately $5.4 billion was spent on sponsorships of sports events in 1996.

 THE WEB AS A NEW MEDIUM FOR ADVERTISING AND COMMERCE

     The rapidly increasing number of Web users and ubiquitous access to the Internet, both in the United States and internationally, have resulted in the emergence of the Web as a new mass medium. International Data Corporation ("IDC") estimates that the number of individual users worldwide with access to the Web at the end of 1996 was 35 million, growing to 163 million by the end of 2000.

     The Web is an attractive medium for advertising because of its interactivity, flexibility, targetability and measurability. The interactive nature of the Web enables advertisers to establish dialogues and meaningful relationships with potential customers. The flexible nature of a digital medium like the Web enables advertisers to change their messages frequently in response to real world events and consumer feedback. The Web also enables advertisers to reach broad audiences and to target advertisements to users with similar demographic characteristics, specific regional populations, affinity groups or selected individuals. The Web is a measurable medium because impression levels and demographic information concerning users can be tracked and reported to advertisers. Jupiter Communications estimates that the dollar value of online advertising will increase from $301 million in 1996 to $5 billion in 2000.

     The Web is emerging as a medium for global commerce. A growing number of consumers have begun to transact business over the Web, such as paying bills, booking airline tickets, trading securities and purchasing consumer goods. Moreover, online transactions can be faster, less expensive and more convenient than transactions conducted via human interaction. Internet retailers can offer convenience and value to their customers and simultaneously display in-depth information concerning products or services selected by users according to their preferences using a combination of text, video and sound. IDC estimates that the total value of goods and services purchased on the Web will increase from $318 million in 1996 to $95 billion in 2000.

THE SPORTSLINE OPPORTUNITY

     The Company is capitalizing on the market opportunities created by the worldwide popularity of sports, the emergence of the Web as a communications and commerce medium and the similarities between the demographics of sports fans and Web users. By offering comprehensive and compelling sports programming that is continually updated on a real-time basis, and by utilizing the Web's graphical and interactive capabilities to add entertainment value to its content, the Company is targeting sports enthusiasts worldwide to develop the SportsLine brand. The Company believes that it can leverage its brand recognition and its other media properties, such as its sports radio programming, in the pursuit of multiple revenue opportunities, including advertising, memberships, merchandising, content and programming syndication and Web site development.

STRATEGY

     The Company's objective is to become the leading Internet sports media company and to create a global sports brand. Key elements of the Company's strategy include the following:

 FOCUS EXCLUSIVELY ON SPORTS

     SportsLine USA focuses exclusively on providing sports information, programming and sports-related merchandise 24 hours a day, seven days a week. The Company distinguishes itself by offering broader and more in-depth sports coverage on its Web sites than is available from any other single source of media, including television, radio or print publications. The Company differentiates its Web sites by (i) providing comprehensive and innovative sports programming, including news and scores, editorials, sports radio shows, contests, games and fantasy league products; (ii) utilizing its editorial and technical resources to package proprietary and third-party content in a compelling and entertaining format; (iii) producing original video programming surrounding major sports events, such as live interviews and "cybercasts" over the Internet; (iv) providing local sports coverage through its relationships with more than 30 specialty publications and, in the future, expanding such coverage through its relationships with more than 200 CBS affiliates nationwide; and (v) offering exclusive content related to its sports superstar relationships and real-time odds and extensive matchup analyses through its vegasinsider.com Web site. The Company seeks to capitalize on its technical resources to maximize user satisfaction by (i) optimizing the speed of delivery of its content and
(ii) utilizing interactive multimedia software tools such as Active X, Java, RealMedia (streaming audio and video), Shockwave and QuickTime Virtual Reality to add entertainment value to its programming.

 LEVERAGE STRATEGIC RELATIONSHIPS TO ENHANCE BRAND AND BUILD TRAFFIC

     The Company has established strategic relationships to increase consumer awareness of the SportsLine brand and build traffic to its Web sites. The Company believes that its relationship with CBS, in particular the branding of its flagship Web site as "cbs.sportsline.com" and the promotion it will receive on CBS television sports broadcasts, will facilitate the establishment of SportsLine as a broadly recognized consumer brand. In addition, the Company has established strategic relationships with sports superstars, personalities, organizations and affinity groups, and operators of other Web sites to increase traffic to the Company's Web sites, to attract new advertisers and members and to create additional revenue opportunities.

 CAPITALIZE ON MULTIPLE REVENUE OPPORTUNITIES

     The Company is pursuing multiple revenue opportunities for future growth. The Company believes that advertising, membership and premium service fees, merchandising, content syndication and third party Web site development represent key revenue opportunities. The Company believes that the demographics of its audience are consistent with those of the sports industry generally and are attractive to advertisers seeking to reach these consumers. Although most of the content on the Company's Web site is free, the Company charges membership fees for access to exclusive editorials, matchup analysis and other exclusive content such as proprietary contests and fantasy league packages. The Company also expects to increase its revenue from merchandising, including sales of limited edition memorabilia, licensed apparel and other sports products, as well as by developing Web sites for sports superstars, personalities, organizations and affinity groups.

 DEVELOP MULTIPLE DISTRIBUTION CHANNELS

     The Company intends to extend the SportsLine brand and leverage its sports content by syndicating its programming and distributing its proprietary content through a variety of media, including radio, third party and CBS affiliate Web sites, online services, news wire services, publications and e-mail. The Company currently produces the only all-sports radio programming broadcast exclusively over the Internet. The Company intends to syndicate its radio programming nationally to traditional over-the-air sports talk radio stations. The Company also intends to capitalize on the experience of its management and its relationships with sports superstars, personalities and journalists to develop sports-oriented television programming.

 PURSUE INTERNATIONAL GROWTH OPPORTUNITIES AND EXPAND GLOBAL REACH

     Given the global nature of sports, the Company is pursuing opportunities to leverage the SportsLine brand internationally. The Company intends to establish foreign news bureaus to create global sports coverage and to establish strategic relationships that will enable it to more effectively obtain and deliver local sports content. The Company does not currently have any overseas operations or arrangements, but is pursuing opportunities to build Web sites targeted to the Australian, European and Pacific Rim markets.

SPORTS INFORMATION, PROGRAMMING AND DISTRIBUTION

     The Company offers a broad range of sports-related information and programming, which it delivers through its network of Web sites and other distribution channels.

 INFORMATION AND PROGRAMMING

  NEWS AND EDITORIALS                 The Company's news organization provides up-to-date general sports news and information for all major professional and college sports 24 hours a day, seven days per week, including previews, game summaries, audio and video clips and color
                                      photographs, obtained from strategic partners and a variety of leading sports news organizations such as The Associated
                                      Press, CBS, Reuters and SportsTicker. The Company
                                      publishes exclusive editorials and analyses from its in-house staff of 22 writers and editors and more than 45 freelance sports journalists.

  SCORES, STATISTICS AND ODDS         The Company delivers continuously updated, real-time scores, schedules, standings, player and team statistics and odds for all major professional and college sports from data providers
                                      including The Associated Press, Computer Sports World, Data
                                      Broadcasting Corporation, Elias Sports Bureau and
                                      SportsTicker.

  FANTASY LEAGUES AND CONTESTS        Fantasy league enthusiasts can participate in SportsLine
                                      leagues or form their own leagues with customized rules,
                                      scoring and reporting. The Company administers player
                                      transactions (for example, drafts, trades, starting lineup selection and disabled list and minor league moves) and
                                      provides summaries of scoring, standings and roster
                                      transactions. Proprietary contests feature cash prizes, limited edition sports memorabilia and other awards based on the
                                      results of weekly, season-long or special event related games of skill. Regular sweepstakes and "giveaways" feature cash prizes, sports memorabilia, event tickets and other
                                      merchandise.

  LOCAL AND PERSONALIZED CONTENT      The Company packages its information and programming to
                                      enable users to follow local or regional team and event
                                      coverage, including weekly stories from college sports
                                      publications and team coverage from Pro Sports Exchange.
                                      Members can personalize the information and programming
                                      they receive through the Company's "Personal SportsPage"
                                      and "Personal SportsMail," which are delivered over the Web or by e-mail.

  COMMUNITY CONTENT                   The Company hosts interactive chat sessions with sports
                                      superstars and personalities, and experts on subjects such as sports memorabilia and fantasy leagues. The Company also
                                      hosts bulletin boards and newsgroups devoted to sports-
                                      related topics.

                                       32


  LIVE RADIO!                         The Company's radio studio produces over 70 hours of
                                      original live programming each week, including interviews
                                      with superstars and notable sports personalities and regular commentary from leading sports analysts. The Company also
                                      "cybercasts" syndicated radio shows from Sports Byline USA,
                                      Sports Overnight America and experts on sports-related
                                      topics.

  VIDEO                               The Company produces original video programming
                                      surrounding major sports events and live video interviews and
                                      "cybercasts" such as the Company's exclusive live Internet coverage of the Special Olympics All Star Cafe Celebrity
                                      Auction. The Company's Super Bowl XXXI coverage included
                                      live video interviews and daily video clips covering the event and sports celebrities.

 WEB SITES

     CBS.SPORTSLINE.COM, the Company's flagship Web site, features comprehensive, in-depth coverage of all major professional and college sports on a domestic and international basis, including the following:

 Baseball                           Football
   Major League Baseball              National Football League
   Minor League Baseball              Canadian Football League
   College                            College
 Hockey                             Basketball
   National Hockey League             National Basketball Association
   International Hockey League        Women's National Basketball Association
   American Hockey League             Continental Basketball Association
   College                            College
 Auto Racing                        Olympic Sports
 Boxing                             Rugby
 Cricket                            Skiing
 Cycling                            Soccer
 Golf                               Tennis
 Health and Fitness                 Volleyball
 Horse Racing

     cbs.sportsline.com has won numerous awards during 1996, including the Internet Services Association's "Outstanding Innovation" award for Baseball LIVE!; a "Gold Medal" for Outstanding Olympic Coverage from THE WALL STREET JOURNAL; America Online's "Members' Choice"; and NETGUIDE'S "Platinum Award" as one of the best sites on the Web.

     cbs.sportsline.com's comprehensive approach is exemplified by its coverage of Major League Baseball. In addition to up-to-date news, scores, standings, rosters, transaction reports and exclusive editorial commentary, cbs.sportsline.com features Baseball LIVE!, an online "stadium" that utilizes Shockwave technology to enable users to view a graphical depiction of real-time play-by-play action of Major League Baseball games in progress. Additional baseball coverage includes player and team statistics that are sortable by position, team and standing; chat rooms and baseball newsgroup links and contests. Fantasy league enthusiasts also can purchase SportsLine's fantasy league products, which include Fantasy Baseball and Commissioner. Fantasy Baseball enables participants to manage their own fantasy- or rotisserie-style baseball league in season-long and playoff competitions. Participants form leagues of up to 20 teams and utilize cbs.sportsline.com to administer all player transactions (for example, drafts, trades, starting lineup selection, disabled list and minor league moves) and obtain weekly summaries of scoring, standings and roster transactions. cbs.sportsline.com also offers Fantasy Baseball participants the ability to communicate in specially reserved chat rooms. Commissioner provides fantasy and rotisserie league participants a fully configurable interface to manage their own leagues, including customizing rules, scoring and reporting to their own preferences.

     VEGASINSIDER.COM, launched as a separate Web site in March 1997, provides sports gaming information and features electronic odds on all major sports events from the Las Vegas casinos, including the Stardust, the Flamingo Hilton, the MGM Grand and Bally's, plus lines from nationally recognized oddsmakers "Roxy" Roxborough and Russ Culver. Handicapping information includes commentary, matchup analysis and picks from some of the nation's leading sports handicappers. The site's news reporting is focused on a gaming perspective and provides detailed statistical and matchup analysis tools, including "against-the-spread" and "straight-up" records, team and player statistics and injury and weather reports. Live scoreboards provide breaking news and scores, updates, recaps and boxscores. Most of the content on vegasinsider.com is available only to paying members.

     WEB SITES FOR SPORTS SUPERSTARS AND PERSONALITIES. The Company has created and maintains Web sites for several sports superstars and personalities, including Joe Namath, Shaquille O'Neal (shaq.com), Wayne Gretzky (gretzky.com), Jerry Rice, Cal Ripken, Jr. (2131.com), Pete Sampras (sampras.com), Gabrielle Reece (gabbyreece.com), Arnold Palmer (arnoldpalmer.com), Mike Schmidt, Bill Walton, John Daly (gripitandripit.com) and Keyshawn Johnson (keyshawn.com). The Company also has agreed to create Web sites for Emerson Fittipaldi, Joe Montana, and Monica Seles, all of which are expected to be launched during 1997. The Company intends to package these Web sites in a unique and entertaining site that will include all of SportsLine's athlete spokespersons. The superstar athlete site will include daily features and insights from athletes, as well as radio interviews and chat sessions from active and retired athletes around the world of sports.

     OTHER WEB SITES. The Company has created and maintains Web sites for sports organizations and major sports events, including The Golf Channel (thegolfchannel.com), Bollettieri Tennis and Sports Academy (bollettieri.sportsline.com), the FedEx Orange Bowl (orangebowl.org), the Ironman Triathlon (ironman.sportsline.com), the Women's Professional Volleyball Association (wpva.com), the United States Ski Team (usskiteam.com) and Golf Holidays (golfholidays.com). The Company has also entered into an agreement to create the official Web site for the San Francisco Forty Niners NFL franchise, which is expected to be launched during the third quarter of 1997.

     The Company is responsible for the technical development, production and maintenance of the Web sites it creates for athletes and sports organizations, as well as customer service, technical support and billing associated with the sale of premium features or merchandise. The Company generally is entitled to receive a percentage of the sponsorship, advertising and other revenue generated from third party Web sites it develops, although to date revenue from this source has been insignificant. The Company intends to capitalize on its Web site production capabilities and generate incremental revenue by building Web sites for other sports superstars, personalities, organizations and affinity groups that seek to establish a Web presence.

 OTHER DISTRIBUTION CHANNELS

     The Company leverages its news gathering capabilities to create sports content for third party Web sites (delta-air.com, divein.com, excite.com, netscape.com, quote.com, talkcity.com and yahoo.com), high speed modem trials (@Home, a joint venture of Telecommunications, Inc. and Kleiner Perkins Caufield & Byers, and Highway1, a product of Continental Cablevision) and other Internet-based products (Air Media Live, Audible Words and PointCast). The Company believes that its original sports radio shows have broad appeal and is pursuing opportunities to syndicate its radio programming, both on the Internet and nationally to sports talk radio stations. The Company also intends to develop distribution and revenue opportunities in other media, including online services, news wire services, publications and e-mail.

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

ADVERTISING AND SALES

     The Company currently derives, and expects to continue to derive, a substantial portion of its revenue from advertising on its Web sites. The Company sells "banner" advertisements that let interested readers link directly to the advertisers' own Web sites or to promotional sites created by the Company. The Company also offers sponsorship opportunities that enable advertisers to associate their corporate messages with the Company's coverage of marquee events (such as the World Series, the Super Bowl, the NBA Playoffs and the Stanley Cup Playoffs), special features of the Company's Web sites (including ScoreCenters or Baseball LIVE!) and special promotions, contests and events. The Company targets traditional sports advertisers, such as consumer product and service companies, sporting goods manufacturers and automobile companies, as advertisers on its Web sites.

     Advertising revenue has been derived principally from short-term advertising contracts on a per impression basis or for a fixed fee based on a minimum number of impressions. The Company's advertising rates generally range from $20.00 to $50.00 per thousand impressions. To enable advertisers to verify the number of impressions received by their advertisements and monitor their advertisements' effectiveness, the Company provides its advertisers with third party audit reports showing data on impressions received by their advertisements.

     The Company's in-house sales staff develops and implements its advertising strategies, including identifying strategic accounts and developing presentations and promotional materials. In addition, the Company has retained the services of Cox Interactive Media, Inc., a national rep firm with experience in online and Internet advertising, to sell advertising on a commission basis. The Company also capitalizes on its cross-marketing relationships with sports superstars, personalities, organizations and affinity groups by seeking sponsorships and advertising from their sponsors. Pursuant to the CBS agreement, the Company and CBS's television network advertising sales personnel will coordinate advertising sales efforts for cbs.sportsline.com.

     During 1996 and the three months ended March 31, 1997, more than 95 organizations from various industries advertised on the Company's Web sites. Representative advertisers during this period included:

 AUTOMOTIVE                 PUBLISHING AND ENTERTAINMENT
 Ford                       Columbia House
 General Motors             DirecTV
 Honda                      Men's Health & Fitness
 Oldsmobile                 Paramount Pictures
 Toyota                     Sega
                            Time Warner
 CONSUMER
 American Greetings         TECHNOLOGY
 Chivas Regal/Seagrams      Excite!
 Cigar Aficionado           Microsoft
 Clearsil                   PointCast
 Coca-Cola                  Real Audio
 Domino's Pizza             Sun Microsystems
 Hugo Boss                  Toshiba
 Pepsi                      U.S. Robotics
 Perry Ellis
 Smirnoff                   TELECOMMUNICATIONS
 1-800-Flowers              AT&T
                            Bell Atlantic
 FINANCIAL                  Bell South
 Chase Manhattan Bank       GTE
 E*Trade                    Sprint
 VISA                       US WEST

     No advertiser accounted for more than 8% of the Company's revenue during 1996 or for the three months ended March 31, 1997.

MEMBERSHIPS AND PREMIUM OFFERINGS

     Although most of the content on the Company's Web sites is free, users can purchase memberships and premium content and products. The Company also believes that it will be able to charge fees for access to "pay-per-view" content such as exclusive interviews, chat sessions or special coverage of major sports events. In addition, the Company expects to sell online fan clubs in connection with its planned superstar athlete Web site.

     The following table sets forth certain information, as of March 31, 1997, concerning the Company's membership and premium service offerings:

MEMBERSHIPS            DESCRIPTION                                                       PRICE RANGE
-----------            -----------                                                       -----------
TEAM SPORTSLINE        PERSONAL SPORTSPAGE. Member-configured Web pages to
                       follow selected teams and sports.

                       PERSONAL SPORTSMAIL. Information on members' favorite teams and sports delivered daily to their personal e-mail addresses.

                       NATIONAL AND REGIONAL NEWS. Breaking news, photos and             $4.95 monthly
                       audio clips from the Associated Press and exclusive stories       $39.95 annually
                       from the Company's in-house editorial staff.

                       CONTESTS. Sports specific contests with travel, memorabilia and cash prizes.

                       SPORTS RADIO. Access to archived radio broadcasts.

                       DISCOUNTS. Members receive discounts on travel, entertainment and fantasy league products and services.

VEGAS INSIDER          ELECTRONIC ODDS. Fifteen minute delayed odds from premier
                       Las Vegas casinos.

                       DETAILED MATCH-UP ANALYSIS. Game logs, "against-the-
                       spread" and "straight-up" records, team and player statistics, injury and weather reports and detailed write-ups from
                       Computer Sports World.                                            $19.95 monthly
                                                                                         $99.95 annually
                       HANDICAPPING EXPERTS. Picks, match-up analysis and
                       editorial commentary.

                       LIVE SCOREBOARDS. Breaking scores, odds, updates, recaps, box scores and breaking news

PREMIUM SERVICES
----------------
FANTASY LEAGUES        CHALLENGE GAME. Multi-player leagues featuring overall,
AND FANTASY TOOLS      conference, league and weekly prizes.                             $19.95 - $39.95

                       FANTASY SOFTWARE/TOOLS. Team and league management, including sortable stats, Fantasy Scoring Center, Stats
                       Projector and Trends Analysis.

PUBLICATIONS           ONLINE SUBSCRIPTIONS. Ten professional and 26 college sports
                       publications                                                      $5.95 - $59.95

MERCHANDISE

     The Company currently offers a limited amount of merchandise but intends to significantly broaden its product offerings during 1997. Merchandise currently available on the Company's Web sites include licensed merchandise from the United States Ski Team, the Women's Professional Volleyball Association and the FedEx Orange Bowl, memorabilia from various sources including Scoreboard and Upper Deck, and software and statistical services for fantasy league players. The Company is in the process of establishing relationships with vendors and licensors to enable it to offer a complete selection of sports-related merchandise, including books and other sports publications, licensed apparel and other sports products, videos, specialty products and limited edition memorabilia and collectors items. To date, merchandise revenue has not been significant.

STRATEGIC RELATIONSHIPS

     The Company has established strategic relationships to provide marketing and cross promotional opportunities, to increase consumer awareness of the SportsLine brand, to build traffic on its Web sites and to obtain exclusive sports content for its Web sites.

     CBS. In March 1997, the Company entered into a five-year agreement with CBS pursuant to which the Company's flagship Web site was renamed "cbs.sportsline.com." The agreement provides for cbs.sportsline.com to receive at least $57 million of advertising and on-air promotion during the term of the agreement, primarily during CBS television sports broadcasts such as the 1998 Winter Olympics, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. In addition, the Company has the right to use certain CBS logos and television-related sports content on cbs.sportsline.com and in connection with the operation and promotion of that Web site. CBS and the Company will seek to maximize revenue through a joint advertising sales effort and by creating merchandising opportunities. The agreement also provides the Company access to certain CBS television-related sports content and the potential to create distribution and revenue opportunities with more than 200 CBS affiliates throughout the United States. In addition, under the terms of the agreement, the Company and CBS will share advertising revenue on pages of cbs.sportsline.com that relate to certain CBS broadcast sports events or that contain CBS content. See "Certain Transactions-CBS Agreement."

     SPORTS SUPERSTARS AND PERSONALITIES. The Company has established strategic relationships with sports superstars and personalities, including Joe Namath, Shaquille O'Neal, Wayne Gretzky, Jerry Rice, Joe Montana, Cal Ripken, Jr., Pete Sampras, Arnold Palmer, Gabrielle Reece, Mike Schmidt, Monica Seles, Emerson Fittipaldi, John Daly, Keyshawn Johnson and Bill Walton, and advisory agreements with Mark McCormack (Chairman of International Management Group) and Edward DeBartolo, Jr. and Carmen Policy (the owner and President, respectively, of the San Francisco Forty Niners). Each of these individuals has agreed to serve as a spokesperson for the Company, to permit the Company to use his or her name, likeness and photographs on promotional materials and to be available to the Company to provide input on business and marketing strategies.

     SPORTS ORGANIZATIONS AND AFFINITY GROUPS. cbs.sportsline.com has been designated the "Official Online Service of the National Football League
Players" by Players, Inc., the for-profit licensing subsidiary of the National Football League Players Association and has also entered into strategic relationships with the San Francisco Forty Niners, the United States Ski Team, the Ironman Triathlon and the Women's Professional Volleyball Association. The Company engages in cross promotional activities with these organizations and uses these relationships to increase its access to the organizations' individual athlete members, some of whom have participated in exclusive chat sessions on the Company's Web sites. The Company also maintains cross promotional relationships with other sports organizations and affinity groups for which it has created Web sites, including Bollettieri Tennis and Sports Academies, the FedEx Orange Bowl and Sports Careers, a career consulting and placement service.

     IMG. In June 1995, the Company entered into a consulting agreement with International Merchandising Corporation ("IMG") which provided for IMG to provide certain services to the

Company on an exclusive basis, including acting as the Company's representative and marketing agent in negotiations for the acquisition of rights to programs and events, access to IMG clients as content providers as well as implementing marketing plans for obtaining subscribers and sponsors. In June 1996, the Company and IMG entered into an amended agreement under which IMG also agreed to act as the Company's agent in negotiations with television broadcasters, athletes and strategic corporate partners.

     OTHER MEDIA RELATIONSHIPS. In addition to promotion on CBS television sports broadcasts, SportsLine receives television and radio promotion through its strategic media relationships with The Golf Channel and Sports Byline USA, the nation's largest syndicated sports radio network, including on-air commercials and live endorsements by Ron Barr, Sports Byline USA's Emmy Award winning host. The Company has developed similar cross promotional relationships with leading sports talk radio stations in several major metropolitan markets throughout the United States. The Company also receives promotional space within the print version of each of the publications it distributes through its Web sites.

     INTERNET AND ONLINE RELATIONSHIPS. The Company has entered into a number of Internet and online strategic relationships to extend its brand and drive traffic to its Web sites. These relationships have enabled the Company to receive broader exposure by distributing its proprietary sports content through third party Web sites (delta-air.com, divein.com, excite.com, netscape.com, quote.com, talkcity.com and yahoo.com), off-line browsers (Freeloader and PointCast) and wireless products (Air Media Live, Audible Words and WavePhore), and by participating in broadband cable modem trials (@Home and Highway1).

MARKETING

     The Company employs a variety of methods to promote the SportsLine brand and attract traffic and new members to its Web sites. In addition to on-air promotion on CBS television sports broadcasts, The Golf Channel and Sports Byline USA, the Company advertises on other Web sites, in targeted publications and on sports talk radio stations, distributes promotional materials at selected sports events and engages in an ongoing public relations campaign. The Company is involved in a variety of promotions where links to its Web sites or coupons offering free trial memberships are bundled into software products distributed online or through other retail channels. The Company also has conducted limited direct mail campaigns targeting online or sports-oriented consumers. Whenever possible, the Company utilizes cross promotional arrangements to secure advertising and other promotional considerations.

     The Company's agreement with CBS provides for cbs.sportsline.com to receive at least $57 million of advertising and on-air promotion during the term of the agreement, primarily during CBS sports event broadcasts such as the 1998 Winter Olympics, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. The Company also receives on-air promotion on The Golf Channel's cable television programming, on Sports Byline USA's nationally syndicated radio broadcasts and on sports talk and other radio stations in several major metropolitan markets.

     To date, the most effective source of advertising for the Company has been Web advertising. The Company has advertised on a number of leading Web sites, including Excite, InfoSeek, Magellan, Microsoft Network, Netscape, the San Jose Mercury News, USA Today, WebCrawler and Yahoo! The Company also actively pursues links to its Web sites from other popular Web sites, and the Company's Web sites are listed in the directories of most major search engine sites, including Excite, InfoSeek, Lycos and Yahoo!

     The Company's print marketing has consisted primarily of advertisements in targeted sports publications, including BASEBALL AMERICA, FANTASY BASEBALL, LINDY'S professional and college football publications, PRO FOOTBALL WEEKLY, THE SPORTING NEWS, STREET & SMITH and USA TODAY-BASEBALL WEEKLY, and online publications, including NETGUIDE, HOME PC, ONLINE ACCESS and MULTIMEDIA ONLINE. The

Company's print advertisements also appear regularly in THE INSIDER-DALLAS COWBOYS EDITION and more than 25 college sports publications. Most of the Company's print advertisements are the result of barter or "per inquiry" agreements where no initial cash payments to the publication are required.

     The Company's agreements with sports organizations and affinity groups typically provide for the Company to receive exposure in any print, television and marketing vehicles utilized by the organizations or affinity groups to promote themselves or their products or services and for the distribution of the Company's promotional materials at events or industry shows in which they participate.

MEMBER SERVICE AND SUPPORT

     The Company believes that member service and support are important to its ability to attract and retain members. The Company's member support staff provides toll free telephone support, responds to customer requests concerning technical aspects of the Company's Web sites or certain third party software and conducts inbound and outbound telemarketing on an 18 hour a day, seven day a week basis. The Company does not charge for service and support.

COMPETITION

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company competes, directly and indirectly, for advertisers, viewers, members, content providers, merchandise sales and rights to sports events with the following categories of companies: (i) Web sites targeted to sports enthusiasts generally (such as ESPNet SportsZone) or to enthusiasts of particular sports (such as Web sites maintained by Major League Baseball, the NFL, the NBA and the NHL); (ii) publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to sports enthusiasts, many of which have established or may establish Web sites; (iii) general purpose consumer online services such as America Online, CompuServe and Microsoft Network, each of which provides access to sports-related content and services; (iv) vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and (v) Web search and retrieval services, such as Excite, InfoSeek, Lycos and Yahoo!, and other high-traffic Web sites, such as those operated by C|NET and Netscape. The Company anticipates that the number of its direct and indirect competitors will increase in the future. Management believes that the Company's most significant competition is ESPNet SportsZone, a Web site which offers a variety of sports content.

     The Company believes that the principal competitive factors in attracting and retaining users and members are the depth, breadth and timeliness of content, the ability to offer compelling and entertaining content and brand recognition. Other important factors in attracting and retaining users include ease of use, service quality and cost. The Company believes that the principal competitive factors in attracting and retaining content providers and merchandisers is the Company's ability to offer sufficient incremental revenue from licensing fees, bounties and online sales of product or services. The Company believes that the principal competitive factors in attracting advertisers include the number of users and members of the Company's Web sites, the demographics of the Company's user and membership bases, price and the creative implementation of advertisement placements. There can be no assurance that the Company will be able to compete favorably with respect to these factors.

     Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, significantly greater name recognition and substantially larger user or membership bases than the Company and, therefore, have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than the Company to new or emerging technologies and changes in Internet user requirements and to devote greater resources than the Company to the development, promotion and sale of their services. There can be no assurance that the Company's current or potential competitors will not develop products and services comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect the Company's business, results of operations and financial condition. In addition, as the Company expands internationally, it may face new competition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressures faced by the Company would not have a material adverse effect on its business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

     The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. However, due to the increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with respect to commercial online services and the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Act of 1996, which was recently enacted and the judicial interpretation of which is uncertain, imposes criminal penalties for transmission of or allowing access to certain obscene communications over the Internet and other computer services and contains additional provisions intended to protect minors. The adoption of this law, and any similar laws or regulations in the future, may decrease the growth of commercial online services and the Internet, which could in turn decrease the demand for the Company's services and products and increase the Company's costs of doing business or otherwise have an adverse effect on the Company's business, operating results and financial condition. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain and could expose the Company to substantial liability, for which the Company might not be indemnified by content providers.

     The Company's contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling. The Company seeks to design its contest and sweepstakes rules to fall within exemptions from such laws and restricts participation to individuals over 18 years of age who reside in jurisdictions within the United States and Canada in which the contests and sweepstakes are lawful. There can be no assurance that the Company's contests and sweepstakes will be exempt from such laws or that the applicability of such laws to the Company would not have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY

     The Company's performance and ability to compete are dependent to a significant degree on its internally developed content and technology. The Company relies on a combination of copyright and trademark laws, trade secret protection, contractual provisions, and confidentiality and non-disclosure agreements with its employees and with third parties and contractual provisions to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate, that the Company will be able to secure trademark registrations for all of its marks in the United States and/or foreign countries, or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company's services. In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.

     On March 25, 1997, Weatherline, a company that provides pre-recorded weather and sports information by telephone, filed a complaint against the Company in the United States District Court for the Eastern District of Missouri. Weatherline owns a United States trademark registration for the mark "Sportsline" for use in promoting the goods and services of others by making sports information available to customers of participating businesses through the telephone, and claims to have used the mark for this purpose since 1968. The complaint alleges that the Company's use of the mark "SportsLine USA" and other marks utilizing the term
"SportsLine" infringes upon and otherwise violates Weatherline's rights under its registered trademark and damages Weatherline's reputation. The complaint seeks a preliminary and permanent injunction against the Company from using marks containing the term "Sportsline" or any other similar name or mark which would be likely to cause confusion with Weatherline's mark. The complaint also seeks actual and punitive damages and attorneys' fees. The Company believes that its use of the "SportsLine" mark and "SportsLine" derivative marks does not infringe upon or otherwise violate Weatherline's trademark rights, and the Company intends to vigorously defend itself against the action. The legal costs that may be incurred by the Company in defending itself against this action could be substantial, and the litigation could be protracted and result in diversion of management and other resources of the Company. In a separate matter, a request for an extension of time to oppose the Company's application to register the current version of the SportsLine USA logo has been filed by Weatherline with the USPTO. There can be no assurance that the Company will prevail in the lawsuit or any related opposition proceeding at the USPTO, and an adverse decision in this lawsuit could result in the Company being prohibited from further use and registration of the "SportsLine" mark and "SportsLine" derivative marks and being ordered to pay substantial damages and attorneys' fees to Weatherline, either of which could have a material adverse effect on the Company's business, results of operations and financial condition.

     There can be no assurance that third parties will not bring copyright or trademark infringement claims against the Company in addition to the lawsuit filed by Weatherline referred to above, or claim that the Company's use of certain technologies violates a patent. If it is determined that the Company has infringed a third party's proprietary rights, there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to the Company, if at all. The inability to obtain any required license on satisfactory terms could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and have to participate in proceedings before the USPTO to determine priority of rights to the trademark, which could result in substantial costs to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks. Any such litigation would be costly and divert management's attention, either of which could have a material adverse effect on the Company's business, results of operations and financial condition. Adverse determinations in such litigation could result in the loss of certain of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties, or prevent the Company from selling its services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company licenses a substantial portion of its content from third parties, its exposure to copyright infringement actions may increase; because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content. The Company generally obtains representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations.

     In 1996, the Company was issued a United States trademark registration for its former SportsLine USA logo. The Company has applied to register in the United States its current SportsLine USA logo and a number of other marks, several of which include the term "SportsLine." The Company has filed applications to register "SportsLine" marks in Australia and the United
Kingdom. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in the United States or in foreign countries. Many foreign countries have a "first-to-file" trademark registration system; and thus the Company may be prevented from registering its marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors of the Company or others will adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect its "SportsLine" mark and other marks adequately could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company grants users of cbs.sportsline.com a license to use the Company's service under an agreement that prohibits the unauthorized reproduction or distribution of the Company's licensed and proprietary content. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's service or to obtain and use information that the Company or its content providers regard as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights.

EMPLOYEES

     The Company had 156 full-time employees at March 31, 1997, of which 37 were in editorial and operations, 64 were in technical and product development, 36 were in sales and marketing, and 19 were in finance and administration. The Company's future success depends in large part upon its ability to attract and retain highly qualified employees. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its senior management or other key employees or that it will be able to attract and retain additional qualified personnel in the future. The Company's employees are not represented by any collective bargaining organization, and the Company considers its relations with its employees to be good.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     The Company makes its Web sites available through multiple servers, primarily Sun Microsystems models Ultra 2 (18) , Ultra 4000 (2) and Sparc 1000E
(4), as well as two Silicon Graphics and eight IBM-compatible PC servers. The Company's servers run on Microsoft Windows and Microsoft NT operating systems. The Company uses the Netscape family of Commercial Applications Software for its Web servers, publishing systems, merchandise systems and secure credit card capture and billing. The Company has worked closely with Netscape in the implementation of the Company's Web sites. Capabilities in place include bulletin boards, mail, chat (including regular text based chat as well as Virtual Reality worlds with integrated chat), news groups, merchandising, streaming audio and video, and interactive Java and Shockwave applications.

     The Company maintains all of its computer systems at its Fort Lauderdale, Florida corporate headquarters. The Company's operations are dependent on its ability to protect its systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins, computer viruses and other events beyond the Company's control. The Company maintains access to the Internet through two third-party providers, each of which maintains a DS3 connection running at 45 megabits per second connected to an independent router in the Company's facility. Redundant fiber optic cables from the Company's building connect with each local Internet provider's fiber network. The Company's Internet connections are fully redundant, so that if a failure in the network or equipment of one service provider occurs, traffic is automatically routed through to the other provider. All of the Company's computer equipment is powered by an uninterruptible power supply ("UPS"), which is backed up by a diesel generator designed to provide power to the UPS within seconds of a power outage. In addition, all of the Company's production systems are copied to backup tapes each night and stored at a third party, off-site storage facility. All of the Company's computer equipment is insured at replacement cost and the Company has developed a comprehensive, out-of-state disaster recovery plan to respond to system failures. The Company has an arrangement with Comdisco Disaster Recovery Services ("CDRS") which provides that in the event the Company's facility cannot provide service for any reason, the

Company's backup tapes would be shipped to Comdisco's New Jersey facility where they will be loaded to replicate and restore the Company's service. Moreover, the Company has leased space in CDRS's Business Recovery Center in Atlanta, Georgia. In the event of a system failure, the Company's engineering and content production staff would have access to hardware and software in Atlanta similar to that used at the Company's facility. The equipment in Atlanta is connected to the production systems in New Jersey via Comdisco's private high speed network. Notwithstanding the precautions taken by the Company, any disruption in the Company's Internet access, failure of the Company's third party providers to handle higher volumes of users or damage or failure that causes system disruptions or other significant interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition.

FACILITIES

     The Company's corporate headquarters are located in Fort Lauderdale, Florida. The Company leases approximately 20,000 square foot in two adjacent buildings under two leases, which expire in June 2000 and September 2001, respectively, with an option to extend the latter lease for a five-year term. The Company believes that its existing facilities are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

LEGAL PROCEEDINGS

     On March 25, 1997, a lawsuit alleging various trademark infringement claims was filed against the Company. See "-Intellectual Property."

     From time to time, the Company may be involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

  NAME                          AGE                  POSITION
  ----                          ---                  --------
Michael Levy ...............    50   Chairman of the Board, President and
                                       Chief Executive Officer
Ronald L. Tolliver    ......    49   Chief Financial Officer and Secretary
Mark J. Mariani    .........    40   Executive Vice President, Sales
G. Kenneth Dotson  .........    36   Vice President, Marketing
Thomas C. Eastwood    ......    42   Chief Technology Officer
Andrew S. Sturner  .........    32   Vice President, Business Development
Ross Levinsohn  ............    34   Vice President, Programming and Enterprises
Thomas Wargo    ............    42   Vice President, Program Management
Thomas Jessiman    .........    37   Vice President, International
Thomas Cullen   ............    38   Director
Stephen Fleming    .........    35   Director
Gerry Hogan  ...............    51   Director
Richard B. Horrow  .........    42   Director
Joseph Lacob    ............    41   Director
Sean McManus    ............    42   Director
Andrew Nibley   ............    46   Director
Liesl Pike   ...............    31   Director
Derek Reisfield    .........    34   Director
James C. Walsh  ............    56   Director
Michael P. Schulhof   ......    54   Director Nominee

     MICHAEL LEVY has served as the President, Chief Executive Officer and Chairman of the Board of the Company since its inception in February 1994. From February 1978 through March 1993, Mr. Levy served as President, Chief Executive Officer and as a director of Lexicon Corporation, a high technology company specializing in data communications and signal processing technology. From January 1988 to June 1993, Mr. Levy also served as Chairman of the Board and Chief Executive Officer of Sports-Tech International, Inc., a company engaged in the development, acquisition, integration and sale of computer software, equipment and computer-aided video systems used by professional, collegiate and high school sports programs. Between June 1993 and February 1994, Mr. Levy was a private investor.

     RONALD L. TOLLIVER has served as the Company's Chief Financial Officer since May 1996. From June 1992 to May 1996, Mr. Tolliver served as Chief Financial Officer of Intermedia Communications of Florida, Inc., a telecommunications company. Mr. Tolliver was also appointed Senior Vice President and Secretary of Intermedia Communications, Inc. ("Intermedia Communications") in June 1993. From January 1991 to June 1992, Mr. Tolliver served as Director of Governmental and Regulatory Affairs for Intermedia Communications. From July 1989 to January 1991, Mr. Tolliver was the owner and founder of Tolliver and Company, a consulting company. Prior to starting his own company, Mr. Tolliver served as a Vice President of Gold Key Incentives, a marketing incentives company, from April 1989 to July 1989. From 1981 to 1989, Mr. Tolliver held various executive positions in government and regulatory affairs at United Telephone System.

     MARK J. MARIANI has served as the Company's Executive Vice President, Sales since April 1996. From August 1991 to March 1996, Mr. Mariani served as Executive Vice President of Sports Sales for Turner Broadcasting Sales, Inc. From June 1990 to August 1991, Mr. Mariani served as Senior Vice President and National Sales Manager for CNN in New York, and from May 1986 to June 1990, Mr. Mariani served as Vice President for CNN Sales Midwest. Prior to joining Turner Broadcasting, Mr. Mariani served as an Account Executive for WBBM, an owned and operated CBS television station in Chicago, Illinois.

     G. KENNETH DOTSON has served as the Company's Vice President, Marketing since its inception in February 1994. From March 1992 to May 1993, Mr. Dotson served as Regional Marketing Manager for the Smart Corporation, a software and information management services company. From February 1991 to March 1992, Mr. Dotson served as a strategic marketing planning consultant for Personal Blood Storage of America, an FDA licensed blood products laboratory and storage center. Between May 1993 and February 1994, Mr. Dotson was a consultant.

     THOMAS C. EASTWOOD has served as the Company's Chief Technology Officer since December 1994. From January 1992 to December 1994, Mr. Eastwood served as Advanced Concepts Development Manager in the Online Services Division of Apple Computer Company. From January 1981 to January 1992, Mr. Eastwood served in various management capacities in the Information Services Division of General Electric Corporation.

     ANDREW S. STURNER has served as the Company's Vice President, Business Development since June 1995. From May 1994 to June 1995, Mr. Sturner served as Vice President of Business Development for MovieFone, Inc., an interactive telephone service company. From March 1993 to May 1994, Mr. Sturner served as President of Interactive Services, an interactive audiotext development company which he co-founded in 1992. From August 1990 to March 1993, Mr. Sturner was a bankruptcy associate at the law firm of Stroock & Stroock & Lavan.

     ROSS LEVINSOHN has served as the Company's Vice President, Programming and Enterprises since May 1996. From August 1990 to May 1996, Mr. Levinsohn served as Director of Production and Marketing Enterprises for Home Box Office ("HBO"), and from September 1990 to September 1992, Mr. Levinsohn served as HBO's Manager of Sports Marketing and Worldwide Public Relations.

     THOMAS WARGO has served as the Company's Vice President, Program Management since September 1995. Mr. Wargo served as the Company's Director of Program Management from March 1995 to August 1995. From April 1993 to May 1994, Mr. Wargo served as Director of Process Automation for Computer Products, Inc. an industrial automation company. From November 1989 to March 1993, Mr. Wargo served as a Senior Products Manager for Computer Products. Between May 1994 and March 1995, Mr. Wargo was a consultant.

     THOMAS JESSIMAN has served as the Company's Vice President, International since March 1997. From November 1995 to March 1997, Mr. Jessiman served as the Director of Business Development for US WEST Media Group's Interactive Services Division and from September 1994 to November 1995, Mr. Jessiman served as Director of Business Development in the US WEST Multimedia Group. From January 1992 to September 1994, Mr. Jessiman served as Manager in IBM's Multimedia Group.

     THOMAS CULLEN, appointed a director of the Company in April 1997, has served as President of US WEST Media Group's Interactive Services Division since April 1997. Prior thereto, Mr. Cullen held various positions with US WEST since 1981, including Vice President, Business Development for Interactive Services Group from April 1992 to April 1997. Mr. Cullen serves as a member of the Board of Directors of Better Business Online.

     STEPHEN FLEMING, appointed a director of the Company in March 1996, has served as a General Partner of Alliance Technology Ventures, L.P. since January 1995. From January 1993 to January 1995, Mr. Fleming served as Associate Vice President of Global Marketing for the Broadband Networks

Group of Northern Telecom. From June 1991 to January 1993, Mr. Fleming served as Director of Headquarters Staff for the Strategic Marketing Division of Northern Telecom and from August 1989 to June 1991, Mr. Fleming served as Eastern Region Director of the Technology Marketing Division of Northern Telecom.

     GERRY HOGAN, appointed a director of the Company in November 1996, served as President and Chief Executive Officer of the Home Shopping Network from February 1993 to August 1995. Prior thereto, Mr. Hogan served as vice chairman of Whittle Communications, L.P. from October 1990 to February 1993. From October 1971 to September 1987, Mr. Hogan held various positions at Turner Entertainment Networks and most recently served as President. Mr. Hogan serves as a member of the Board of Directors of the Hard Rock Hotel & Casinos and London Fog Industries, Inc., and as a member of the Board of Trustees of Eckerd College.

     RICHARD B. HORROW, appointed a director of the Company in September 1994, is an attorney and sports development consultant and has served as President of Horrow Sports Ventures, Inc., a sports consulting firm, since its inception in May 1988. Since July 1994, Mr. Horrow has been the host of the weekly television show "The Sports Business Report," which is distributed nationally through Prime Network/Sports Channel/New Sport affiliates, and has also hosted the weekly radio show "The Sports Professor," aired nationally on Prime Radio.
Mr. Horrow also currently serves as a consultant for various sports-related matters to The City of Oklahoma City, the National Football League, the Ladies Professional Golf Association, the Baltimore Orioles and the National Association of Professional Baseball Leagues. From March 1991 to March 1992, Mr. Horrow served as the Executive Director of Golden Bear Sports Management, a sports management firm.

     JOSEPH LACOB, appointed a director of the Company in May 1995, has served as a general partner of Kleiner Perkins Caufield & Byers, an investment firm, since May 1987. Mr. Lacob also serves as the Chairman of the Board of CellPro, Inc., a cell therapy device company, and Microcide Pharmaceuticals, Inc. a anti-microbial drug manufacturer.

     SEAN MCMANUS, appointed a director of the Company in March 1997, has served as President of CBS Sports since December 1996. From October 1987 to December 1996, Mr. McManus was Senior Vice President U.S. Television Sales and Programming at Trans World International, the television division of International Management Group. From August 1981 to October 1987, Mr. McManus was Vice President Planning and Development at NBC Sports. From September 1979 to August 1981, Mr. McManus served as Associate Producer and Producer at NBC Sports and from August 1977 to September 1979 he was a Production Assistant to the Associate Producer at ABC Sports.

     ANDREW NIBLEY, appointed a director of the Company in March 1996, has served as a director and as the Editor and Executive Vice President of Reuters NewMedia, Inc. since January 1994. From January 1989 to January 1994, Mr. Nibley was the Editor, America for Reuters America, Inc. He was also named the Senior Vice President, News and Television of Reuters America, Inc. in July 1993.

     LIESL PIKE, appointed a director of the Company in September 1996, has served as Vice President of TCI Interactive, a venture investment group for TCI Internet Services, Inc. and Vice President of TCI Music, Inc., a division of TCI that focuses on the delivery of audio services through cable distribution since March 1995. From June 1993 to February 1995, Ms. Pike served as Director of Business Development for US WEST Multimedia Communications Group. From September 1991 to June 1993, Ms. Pike attended Harvard Business School and graduated with a Master of Business Administration. From June 1987 to June 1991, Ms. Pike was an Account Executive for MCI.

     DEREK REISFIELD, appointed a director of the Company in March 1997, has served as Director of Strategic Management of Westinghouse Electric Corporation since April 1996. Prior thereto, Mr. Reisfield held various positions at Mitchell Madison Group, a management consulting firm, and most recently as a Partner of the firm's Media and Communications Practice, the Consumer Marketing Practice and Mitchell Madison's Venture Capital Group from June 1995 to April 1996. From August

1987 to June 1995, Mr. Reisfield held various positions, most recently as a Senior Manager at McKinsey & Company, a management consulting firm.

     JAMES C. WALSH, appointed a director of the Company in August 1994, is an attorney who has been engaged in the private practice of law since 1968. Mr. Walsh has also served as the President of Namanco Productions, Inc., a sports marketing and management firm, since 1969. Namanco Productions, Inc. is the agent and manager of NFL Hall of Fame quarterback Joe Namath.

     MICHAEL P. SCHULHOF has been nominated and has agreed to become a director of the Company upon the completion of this offering. Currently, Mr. Schulhof is a private investor. From June 1979 to January 1997, Mr. Schulhof held various positions at Sony Corporation of America, Inc. and most recently served as President and Chief Executive Officer from June 1993 to January 1996. Mr. Schulhof is a trustee of the Museum of Television and Radio, Brandeis University, Lincoln Center for the Performing Arts, Inc., New York University Medical Center and the Brookings Institute, serves on the Board of Directors of the Center on Addiction and Substance Abuse at Columbia University, is a member of the Council on Foreign Relations and a member of the Investment and Services Policy Advisory Committee to the U.S. Trade Representative.

     Messrs. Fleming, Lacob, Nibley and Cullen and Ms. Pike were elected to the Board of Directors pursuant to a voting agreement among the Company and the holders of its outstanding Common Stock and preferred stock, which will terminate upon completion of this offering. Messrs. McManus and Reisfield were elected to the Board of Directors pursuant to an agreement between the Company and CBS, certain provisions of which, including CBS's right to appoint directors to the Company's Board of Directors, will terminate upon completion of this offering.

     Upon completion of this offering, the Board of Directors will be divided into three classes, and each director will serve for a staggered three-year term, or until successors of such class have been elected and qualified. Messrs. Fleming, Nibley and Walsh and Ms. Pike will initially serve as Class I directors until the annual meeting of shareholders held in 1998, or until their respective successors have been elected and qualified. Messrs. Cullen, Lacob, Horrow and Reisfield will initially serve as Class II directors until the annual meeting of shareholders held in 1999, or until their respective successors have been elected and qualified. Messrs. Hogan, Levy, McManus and Schulhof will initially serve as Class III directors until the annual meeting of shareholders held in 2000, or until their respective successors have been elected and qualified. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors or director of the same class whose terms are then expiring. To the extent there is an increase in the number of directors, additional directorships resulting therefrom will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal numbers of directors.

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of shareholders and until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors intends to establish, immediately after the completion of this offering, an Audit Committee which will be composed of three non-employee directors. The Audit Committee will be responsible for reviewing audit functions, including accounting and financial reporting practices of the Company, the adequacy of the Company's system of internal accounting control, the quality and integrity of the Company's financial statements and relations with independent auditors. The Company also plans to establish, immediately after the completion of this offering, a Compensation Committee which will be responsible for establishing the compensation of the Company's directors, officers and employees, including salaries, bonuses, commission, and benefit plans, and administering the Company's stock plans and other forms of or matters relating to compensation.

DIRECTOR COMPENSATION

     The Company will reimburse its directors for out-of-pocket expenses incurred in connection with their rendering of services as directors. The Company currently does not intend to pay cash fees to its directors for attendance at meetings. Non-employee directors will be eligible to receive options under the Company's 1997 Incentive Compensation Plan. See "-Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the formation of the Compensation Committee, the Board of Directors made all determinations with respect to executive officer compensation.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the year ended December 31, 1996 by the Company's Chief Executive Officer and its other four most highly compensated executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL                 LONG-TERM
NAME AND PRINCIPAL POSITION                           COMPENSATION (1)       COMPENSATION AWARDS
-----------------------------------------------   -------------------------- ----------------------
                                                                                   SECURITIES              ALL OTHER
                                                     SALARY        BONUS       UNDERLYING OPTIONS        COMPENSATION
                                                  -----------   ----------   ----------------------   ------------------
Michael Levy,
 President and Chief Executive Officer   ......    $178,250      $50,000                  -                $    22,922 (2)

Mark J. Mariani,
 Executive Vice President, Sales   ............     104,038       10,000            200,000                      8,205 (3)

G. Kenneth Dotson,
 Vice President, Marketing   ..................     133,125       10,000                  -                          -

Thomas C. Eastwood,
 Chief Technology Officer    ..................     120,000       20,000             25,000                          -

Andrew S. Sturner,
 Vice President, Business Development    ......     120,083       10,000                  -                          -

----------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such column. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than 10% of the total annual salary and bonus of such officer.

(2) Represents premiums paid for life and disability insurance policies for the benefit of Mr. Levy.

(3) Represents reimbursement of moving expenses.

     The following table sets forth certain information concerning grants of stock options made during 1996 to each Named Executive Officer.

                                               INDIVIDUAL GRANTS                                         POTENTIAL REALIZABLE
                             --------------------------------------------------------                       VALUE AT ASSUMED
                              NUMBER OF                                                                  ANNUAL RATES OF STOCK
                             SECURITIES         % OF TOTAL                                                PRICE APPRECIATION
                             UNDERLYING       OPTIONS GRANTED                                             FOR OPTION TERM (2)
                               OPTIONS         TO EMPLOYEES       EXERCISE PRICE                         ---------------------
NAME                          GRANTED (1)      IN FISCAL YEAR       PER SHARE        EXPIRATION DATE        5%           10%
----                         --------------   -----------------   --------------     ---------------     ------       --------
Michael Levy  ............            -                -                $  -                -            $    -       $    -
Mark J. Mariani  .........      200,000             23.0                0.25            4/22/2006        31,445       79,687
G. Kenneth Dotson   ......            -                -                   -                -                 -            -
Thomas C. Eastwood  ......       25,000              2.9                2.00            5/14/2006        31,445       79,687
Andrew S. Sturner   ......            -                -                   -                -                 -            -

----------------

(1) All such options were granted under the Company's 1995 Stock Option Plan and become exercisable in installments over a period of four years. Under the 1995 Stock Option Plan, these options will become immediately exercisable in the event of certain change of control transactions involving the Company. See "-Stock Plans."

(2) In accordance with the rules of the Commission, the potential realizable values for such options shown in the table are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumed rates of appreciation do not represent the Company's estimate or projection of the appreciation of shares of Common Stock of the Company.

     The following table sets forth information concerning exercisable and unexercisable stock options held as of December 31, 1996 by each of the Named Executive Officers. No options were exercised by the Named Executive Officers in 1996.

                      AGGREGATE OPTION EXERCISES IN 1996

                                    NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                   UNDERLYING UNEXERCISED                   IN-THE-MONEY
                                         OPTIONS AT                          OPTIONS AT
                                    DECEMBER 31, 1996 (1)              DECEMBER 31, 1996 (2)
                              ----------------------------------- --------------------------------
NAME                          EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----                          --------------   ----------------   --------------   ---------------
Michael Levy   ............            -                 -           $     -           $     -
Mark J. Mariani   .........            -           200,000                 -           350,000
G. Kenneth Dotson    ......       80,729            44,271           141,276            77,474
Thomas C. Eastwood   ......       31,250            93,750            54,687           120,313
Andrew S. Sturner .........       43,750            76,250            76,563            98,438

----------------

(1) Exercisable in accordance with the provisions described in Note (1) to the table entitled "Option Grants in Fiscal Year 1996."

(2) The fair market value of the Company's Common Stock at December 31, 1996 is estimated to have been approximately $2.00 per share.

STOCK PLANS

     1995 STOCK OPTION PLAN.  The Company's 1995 Stock Option Plan (the
"1995 Plan") was adopted by the Board of Directors in August 1995 and approved by the Company's stockholders in March 1996. The 1995 Plan provides for the grant of "incentive stock options," within the meaning of the Internal Revenue Code, to employees and officers of the Company, and non-qualified stock options to employees, consultants, directors and officers of the Company. Up to 2,100,000 shares of Common Stock are authorized for issuance under the 1995 Plan. As of March 31, 1997, options to purchase a total of 2,037,792 shares of Common Stock at a weighted average exercise price of $0.85 were outstanding under the 1995 Plan (of which options to purchase 395,504 shares were then exercisable).

     The 1995 Plan is administered by the Board of Directors, which has the authority to select the optionees and determine the terms of the options granted, including (i) the number of shares subject to each option, (ii) option exercise terms, (iii) the exercise price of the option (which in the case of an incentive stock option cannot be less that the fair market value of the Common Stock as of the date of grant), (iv) the duration of the option, and (v) the time, manner and form of payment upon exercise of an option. An option is not transferable by the optionholder except by will or by the laws of descent and distribution. Generally, no incentive stock option may be exercised more than three months following termination of employment, unless the termination is due to death or disability, in which case the option is exercisable for a maximum of twelve months after such termination or unless the termination is due to the employee's misconduct, in which case the option shall terminate immediately.

     1997 INCENTIVE COMPENSATION PLAN. The Company has adopted, effective upon completion of this offering, the Incentive Plan which is designed to assist the Company in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and independent contractors (collectively, the "Participants") by enabling the Participants to acquire or increase a proprietary interest in the Company, as well as providing the Participants with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value. Pursuant to the Incentive Plan, the Company may grant Participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, "Awards"). A committee comprised of at least two non-employee directors (the "Committee"), or in the absence thereof the Board of Directors, administers and interprets the Incentive Plan and is authorized to grant Awards to all eligible Participants.

     The total number of shares of Common Stock that may be subject to the granting of Awards under the Incentive Plan shall be equal to: (i) 2,000,000 shares, plus (ii) the number of shares with respect to Awards previously granted under the Incentive Plan that terminate without being exercised, expire, are forfeited or canceled, and the number of shares of Common Stock that are surrendered in payment of any Awards or any tax withholding requirements. No Awards have been granted under the Incentive Plan.

     The following is a description of the types of Awards that may be granted under the Incentive Plan:

     STOCK OPTIONS AND STOCK APPRECIATION RIGHTS. The Committee is authorized to grant stock options, including incentive and non-qualified stock options, and stock appreciation rights ("SARs") entitling the Participant to receive the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR are determined by the Committee, but must not be less than the fair market value of a share of Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the related option agreement, but no option may be exercised after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options may be exercised by payment of the exercise price in cash, shares of Common Stock, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

     RESTRICTED AND DEFERRED STOCK. The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the Committee. A Participant granted restricted stock generally has all the rights of a shareholder of the Company, unless otherwise determined by the Committee. An Award of deferred stock confers upon the Participant the right to receive shares of Common Stock at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an Award of deferred stock carries no voting or dividend rights. The restricted or deferral period for restricted stock or deferred stock Awards may not be less than three years unless the Award is subject to performance conditions, in which case the period will not be less than one year.

     BONUS STOCK AND AWARDS IN LIEU OF CASH OBLIGATIONS-The Committee is authorized to grant shares of Common Stock as a bonus, free of restrictions, or to grant shares of Common Stock or other Awards in lieu of cash under the Incentive Plan, subject to such terms as the Committee may specify.

     OTHER STOCK-BASED AWARDS-The Committee is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Common Stock. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, Awards with value and payment contingent upon performance by the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of shares of Common Stock or the value of securities of or the performance of specified subsidiaries or business units. The Committee determines the terms and conditions of such Awards.

     The right of a Participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the Committee. In addition, the Incentive Plan authorizes specific annual incentive Awards, which represent a conditional right to receive cash, shares of Common Stock or other Awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year.

     Awards may be settled in the form of cash, shares of Common Stock, other Awards or other property in the discretion of the Committee. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of Common Stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property surrendered by the Participant) to satisfy withholding and other tax obligations. Awards granted under the Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions.

     The Incentive Plan also provides that each non-employee director who is not affiliated with or a designee of a beneficial owner of more than 5% of the Common Stock will automatically receive (i) for those directors elected or appointed after the completion of the offering, an option to purchase 12,000 shares of Common Stock on the date of his or her election or appointment and
(ii) for all directors, on the date of the Company's annual meeting of shareholders, an option to purchase 3,000 shares of Common Stock. Such options have a term of 10 years and become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant; provided, however, that the options shall be fully exercisable in the event that, while serving as a director, the non-employee director dies, suffers a "disability," or "retires" (within the meaning of such terms as defined in the Incentive
Plan). The per share exercise price of options granted to non-employee directors will be equal to the fair market value of a share of Common Stock on the date such option is granted. Unless otherwise extended in the sole discretion of the Compensation Committee, the unexercised portion of any formula option grant will become null and void (i) three months after the date on which the non-employee director ceases to be a director for any reason other than the non-employee director's willful misconduct or negligence, disability, death or retirement,
(ii) immediately in the event of the non-employee director's willful misconduct or negligence, (iii) at the expiration of its original term if the non-employee ceases to be a director by reason or his or her retirement, or (iv) one year after the non-employee director ceases to be a director by reason of his or her disability or death.

     EMPLOYEE STOCK PURCHASE PLAN. The Company has reserved for issuance 500,000 shares of Common Stock under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), which will become effective upon completion of the offering. All eligible employees (as defined therein), other than holders of stock or options to purchase 5% or more of the Company's Common Stock, employed by the Company from time to time may elect to participate in the Purchase Plan. Under the Purchase Plan, participants are granted a purchase right to acquire shares of Common Stock at semi-annual intervals, during 12-month offering periods, the first of which will commence on the date of this offering and end on June 30, 1998. The purchase price for the shares under the Purchase Plan will be paid by the employee through periodic payroll deductions and/or lump sum payments not to exceed 25% of the participant's total annual compensation. The purchase price per share will be equal to 85% of the lower of (i) the fair market value of the Common Stock at the beginning of the offering period (which, in the case of the first offering period, would equal the initial public offering price of the Common Stock) or, if greater, the fair market value of the Common Stock on the date the participant enrolls in the Purchase Plan, or (ii) the fair market value per share of the Common Stock on the purchase date. In no event may a participant purchase more than $25,000 of Common Stock pursuant to the Purchase Plan in any calendar year.

401(K) PLAN

     The Company maintains a 401(k) retirement savings plan (the "401(k)
Plan"). All employees of the Company, meeting certain minimum eligibility requirements, are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (but not greater than a statutorily prescribed annual limit). The percentage elected by certain highly compensated participants may be required to be lower. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company. All amounts contributed by employee participants in conformance with plan requirements and earnings on such contributions are fully vested at all times.

                              CERTAIN TRANSACTIONS

CBS AGREEMENT

     On March 5, 1997, the Company entered into a five-year agreement with CBS, pursuant to which, among other things, the Company's flagship Internet site was renamed "cbs.sportsline.com." The term of the CBS agreement expires on December 31, 2001. The CBS agreement provides for cbs.sportsline.com to receive certain minimum amounts of advertising and on-air promotion, including at least $7 million of advertising and promotion during the remainder of 1997, at least $11 million during 1998 and 1999 and at least $14 million during 2000 and 2001. The Company has the right to use certain CBS logos and television-related sports content on cbs.sportsline.com and in connection with the operation and promotion of that Web site.

     In consideration of CBS's advertising and promotional efforts and its license to the Company of the right to use certain CBS logos and television-related sports content, CBS will receive 7,750,000 shares of Common Stock over the term of the CBS agreement (1,880,683, 1,839,506, 1,397,470, 1,418,948 and 1,213,393 shares in 1997, 1998, 1999, 2000 and 2001, respectively). CBS will also have the right to receive 60% of the Company's advertising revenue on cbs.sportsline.com pages related to certain "signature events" (such as the NCAA Men's Basketball Tournament, the 1998 Winter
Olympics, U.S. Open tennis, PGA Tour events and the Daytona 500) and 50% of the Company's advertising revenue on cbs.sportsline.com pages containing other CBS television-related sports content. The CBS agreement also provides that the Company shall issue to CBS on the first business day of each contract year warrants to purchase 950,000 shares of Common Stock at per share exercise prices ranging from $4.00 in 1997 to $12.00 in 2001. Such warrants are exercisable at any time during the contract year in which they are granted.

US WEST AGREEMENT

     In connection with its September 1996 investment in Series C Preferred Stock, US WEST Interactive Services, Inc. ("US WEST") and the Company entered into a two-year agreement that provides for the Company and US WEST to
(i) establish hypertext links and certain cross promotional pages between the Company's Web sites and US WEST's "Dive In" local Internet sites, (ii) jointly develop original local sports content for the "Dive In" service and (iii) engage in certain joint promotional activities. The Company also agreed to offer US WEST the right of first refusal to provide any "yellow page" offering that the Company considers launching during the term of the agreement. The agreement also provides for the Company to pay US WEST royalties based on the number of customers referred from US WEST's Web sites who purchase memberships on the Company's Web sites. The Company also issued US WEST warrants to purchase 2,400,000 shares of Common Stock at an exercise price of $3.30 per share. Such warrants were exercised in March 1997.

REUTERS NEWMEDIA AGREEMENT

     In March 1996, the Company and Reuters NewMedia, Inc. ("Reuters
NewMedia") entered into an agreement pursuant to which the Company agreed to provide Reuters NewMedia a 60-day exclusive negotiation period with respect to
(i) the provision of non-U.S. sports news and information for any Internet, wireless or other proprietary online service marketed to foreign countries or regions that the Company considers launching, (ii) the branding of such service and (iii) an investment in such service. The Company also agreed to provide Reuters NewMedia a reasonable opportunity to match the terms for such an agreement offered by another party if such terms are equivalent or less favorable to the Company than those offered by Reuters NewMedia. The Company also agreed (i) subject to technological feasibility, to negotiate an agreement to develop a customized version of cbs.sportsline.com available only to Reuters NewMedia subscribers through a Reuters NewMedia product, (ii) to grant Reuters NewMedia the exclusive right to redistribute the Company's news and information content within a Reuters NewMedia product as part of a sports news service, subject to negotiation of royalties and the agreement of the Company's third party content providers and (iii) to provide Reuters NewMedia an opportunity to license to the Company content specifically related to sports outside the United States, if such content is already owned, licensed or produced by Reuters NewMedia, and to license such content from Reuters NewMedia if its proposal is equivalent to or better than proposals received from third parties.

KLEINER PERKINS CAUFIELD & BYERS GUARANTY

     In December 1995, Kleiner Perkins Caufield & Byers VII ("KPCB VII") guaranteed a $1,500,000 loan the Company received from Silicon Valley Bank. In return for executing the guaranty, the Company issued KPCB VII warrants to purchase 75,000 shares of Common Stock, which are exercisable until December 13, 2000 at a price of $1.00 per share.

HORROW CONSULTING AGREEMENT

     In September 1994, the Company and Horrow Sports Ventures, an entity owned by Richard Horrow, a director of the Company, entered into a consulting agreement that, among other things, provides for Horrow Sports Ventures and Mr. Horrow to assist the Company in obtaining access to representatives of professional sports leagues, college sports associations and television networks and developing strategic, promotional and marketing plans. In consideration of the services rendered pursuant to the agreement, Mr. Horrow received warrants to purchase 25,000 shares of Common Stock at an exercise price of $2.00 per share in August 1994 and received warrants to purchase an additional 25,000 shares of Common Stock at an exercise price of $2.00 per share in January 1997. Horrow Sports Ventures currently receives a consulting fee of $5,000 per month.

SCHULHOF CONSULTING AGREEMENT

     In June 1996, the Company and Michael P. Schulhof entered into a two year consulting agreement that provides for Mr. Schulhof to consult with and advise the Company from time to time with respect to corporate, business and marketing strategy. In consideration of the services to be rendered pursuant to the agreement, Mr. Schulhof received warrants to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share.

PLANNED LICENSING AGREEMENT

     In August 1994, the Company and Planned Licensing, Inc., a wholly owned subsidiary of Namanco Productions, Inc. ("Planned Licensing"), entered into a five-year agreement pursuant to which Planned Licensing agreed to cause Joe Namath to provide certain services for the Company, including endorsements of the Company's products. James C. Walsh, a director of the Company, is the president and sole stockholder of Namanco Productions, Inc. The Company has the right to renew the agreement for three additional five-year terms. Under the agreement, the Company is obligated to pay Planned Licensing royalties equal to $0.15 per month for each individual who becomes a member during the term of the agreement and remains a member for three months, plus, during each renewal term, an additional $0.05 per month per member if the total royalties during the last calendar year prior to the renewal term were less than $500,000. The royalties paid to Planned Licensing for the period from inception (February 23, 1994) to December 31, 1994, the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997 were $0, $932, $18,645 and $11,724, respectively.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of March 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, director nominee and Named Executive Officer of the Company and (iii) all directors and executive officers of the Company as a group.

                                                SHARES BENEFICIALLY OWNED   SHARES BENEFICIALLY OWNED
                                                PRIOR TO THE OFFERING (2)    AFTER THE OFFERING (2)
                                                --------------------------- ---------------------------
NAME OF BENEFICIAL OWNER (1)                     NUMBER        PERCENT       NUMBER         PERCENT
----------------------------                    ------------   ----------   ------------   ---------
US WEST Interactive Services, Inc.  .........    4,989,630       19.7%       4,989,630
Kleiner Perkins Caufield & Byers (3)   ......    4,880,556       18.7        4,880,556
Michael Levy   ..............................    3,800,000       15.0        3,800,000
CBS Inc. (4)   ..............................    2,830,683       10.8        2,830,683
Estate of Burk Zanft (5)   ..................    2,500,000        9.7        2,500,000
Reuters NewMedia, Inc.  .....................    2,114,182        8.4        2,114,182
TCI Online Sports Holdings, Inc. (6)   ......    1,666,667        6.6        1,666,667
Mark J. Mariani (7)  ........................       54,167          *           54,167
G. Kenneth Dotson (8)   .....................      185,937          *          185,937
Thomas C. Eastwood (9)  .....................       41,667          *           41,667
Andrew S. Sturner (10)  .....................       47,917          *           47,917
Thomas Cullen (11)   ........................    4,989,630       19.7        4,989,630
Stephen Fleming (12)    .....................    1,203,401        4.8        1,203,401
Gerry Hogan (13)  ...........................            -          *                -
Richard B. Horrow (14)  .....................       25,000          *           25,000
Joseph Lacob (15) ...........................    4,880,556       18.7        4,880,556
Andrew Nibley (16)   ........................    2,114,182        8.4        2,114,182
Sean McManus   ..............................            -          *                -
Liesl Pike  .................................            -          *                -
Derek Reisfield   ...........................            -          *                -
James C. Walsh (17)  ........................      500,000        2.0          500,000
Michael P. Schulhof (18)   ..................            -          *                -
All directors and executive officers
 as a group (19 persons) (19)    ............   17,914,957       67.1       17,914,957

----------------

  *  Less than 1% of the outstanding Common Stock.
 (1) Unless otherwise indicated, the address of each of the beneficial owners identified is c/o SportsLine USA, Inc., 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309. Except as otherwise indicated, such beneficial owners have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.
 (2) The number of shares of Common Stock deemed outstanding prior to this offering includes (i) 10,798,078 shares of Common Stock outstanding as of March 31, 1997, (ii) an aggregate of 14,496,109 shares of Common Stock issuable upon conversion of all outstanding shares of preferred stock and
     (iii) shares issuable pursuant to options and warrants held by the respective person or group which may be exercised within 60 days after March 31, 1997 ("presently exercisable stock options" and "presently exercisable warrants," respectively), as set forth below. Pursuant to the rules of the Securities and Exchange Commission, presently exercisable stock options and presently exercisable warrants are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

                                       55


 (3) Reflects (i) 3,612,834 shares held of record and 734,250 shares subject to presently exercisable warrants held by Kleiner Perkins Caufield & Byers VII, (ii) 341,333 shares held of record and 72,000 shares subject to presently exercisable warrants held by KPCB VII Founders Fund and (iii) 101,389 shares held of record and 18,750 shares subject to presently exercisable warrants held by KPCB Information Sciences Zaibatsu Fund II. The address of Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.
 (4) Reflects (i) 1,880,683 shares held of record and (ii) 950,000 shares subject to presently exercisable warrants. Does not include any additional shares of Common Stock and warrants to purchase Common Stock to be issued to CBS after March 31, 1997 pursuant to the CBS agreement. See "Certain Transactions-CBS Agreement." The address of CBS is 51 West 52nd Street,
     New York, New York 10019.
 (5) Reflects (i) 2,000,000 shares held of record and (ii) 500,000 shares subject to presently exercisable warrants. The address of the Estate of Burk Zanft is 745 Downing Street, Teaneck, New Jersey 07666.
 (6) The address of TCI Online Sports Holdings, Inc. is 5619 DTC Parkway, Englewood, Colorado 80111.
 (7) Includes 54,167 shares subject to presently exercisable stock options. Excludes 145,833 shares issuable upon exercise of stock options held by Mr. Mariani not exercisable within 60 days.
 (8) Reflects (i) 100,000 shares held of record and (ii) 85,937 shares subject to presently exercisable stock options. Excludes 39,063 shares issuable upon exercise of stock options held by Mr. Dotson not exercisable within 60 days.
 (9) Includes 41,667 shares subject to presently exercisable stock options. Excludes 83,333 shares issuable upon exercise of stock options held by Mr. Eastwood that are not exercisable within 60 days.
(10) Includes 47,917 shares subject to presently exercisable stock options. Excludes 72,083 shares issuable upon exercise of stock options held by Mr. Sturner that are not exercisable within 60 days.
(11) Reflects shares held of record by US WEST of which Mr. Cullen is President. Mr. Cullen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of US WEST and Mr. Cullen is 9000 East Nichols, Englewood, Colorado 80122.
(12) Reflects shares held of record by Alliance Technology Ventures, L.P. and ATV/MFJ Parallel Fund, L.P. of which Mr. Fleming is a general partner of both of these entities. Mr. Fleming disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(13) Excludes 100,000 shares issuable upon exercise of warrants held by Mr. Hogan that are not exercisable within 60 days.
(14) Includes 25,000 shares subject to presently exercisable warrants . Excludes 25,000 shares issuable upon exercise of warrants held by Mr. Horrow that are not exercisable within 60 days.
(15) Reflects shares held of record and shares subject to presently exercisable warrants held by various funds associated with Kleiner Perkins Caufield & Byers of which Mr. Lacob is a general partner. Mr. Lacob disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. See note (3) above. The address of Mr. Lacob is 2750 Sand Hill Road, Menlo Park, California 94025.
(16) Reflects shares held of record by Reuters NewMedia of which Mr. Nibley is a director, the Editor and Executive Vice President. Mr. Nibley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Reuters NewMedia and Mr. Nibley is 1700 Broadway, New York, New York 10019.
(17) Reflects (i) 250,000 shares held of record and (ii) 250,000 shares subject to presently exercisable warrants.
(18) Excludes 100,000 shares issuable upon exercise of warrants held by Mr. Schulhof that are not exercisable within 60 days.
(19) Includes the information in the notes above, as applicable. Reflects (i) 16,512,769 shares held of record, (ii) 302,188 shares subject to presently exercisable stock options and (iii) 1,100,000 shares subject to presently exercisable warrants . Excludes (i) 672,812 shares issuable upon exercise of stock options and (ii) 125,000 shares issuable upon exercise of warrants not exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon the completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

COMMON STOCK

     As of March 31, 1997, there were 25,294,187 shares of Common Stock outstanding and held of record by 26 stockholders, after giving effect to the conversion of all outstanding shares of preferred stock upon the closing of this offering. Based upon the number of shares outstanding as of that date and giving
effect to the issuance of the           shares of Common Stock offered hereby,
there will be            shares of Common Stock outstanding upon the completion
of this offering.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future. Upon the completion of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     As of the date of this Prospectus, there are outstanding 3,000,000 shares of Series A Preferred Stock, 6,162,776 shares of Series B Preferred Stock and 5,333,333 shares of Series C Preferred Stock. All outstanding shares of preferred stock will be converted into an aggregate of 14,496,109 shares of Common Stock upon the completion of this offering and such shares of preferred stock will no longer be authorized, issued or outstanding.

     Upon the completion of this offering, the Board of Directors will be authorized, without further shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. See "-Anti-takeover Effects of Certain
Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws." The Company has no present plans to issue any shares of preferred stock.

OPTIONS AND WARRANTS

     As of March 31, 1997, options to purchase a total of 2,037,792 shares
("Option Shares") of Common Stock were outstanding; approximately           of
the Options Shares are subject to lock-up agreements. Beginning 90 days after
the date of this Prospectus, approximately         Option Shares which are not
subject to lock-up agreements will be eligible for sale in reliance on Rule 701. The total number of shares of Common Stock that may be subject to the granting of Awards under the Incentive Plan shall be equal to: (i) 2,000,000 shares, plus
(ii) the number of shares with respect to Awards previously granted under the Incentive Plan that terminate without being exercised, expire, are forfeited or canceled, and the number of shares of Common Stock that are surrendered in payment of any Awards or any tax withholding requirements. No Awards have been granted under the Incentive Plan. See "Management-Stock Plans" and "Shares Eligible for Future Sale."

     As of March 31, 1997, warrants to purchase a total of 3,991,500 shares
("Warrant Shares") of Common Stock were outstanding; approximately      of
the Warrant Shares are subject to lock-up agreements. Approximately      Warrant
Shares which are not subject to lock-up agreements will be eligible for immediate sale in reliance on Rule 144 or Rule 701, beginning 90 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

REGISTRATION RIGHTS

     Upon the completion of this offering, certain securityholders of the Company (the "Rightsholders") will be entitled to require the Company to
register under the Securities Act up to a total of            shares (the
"Registrable Shares") of outstanding Common Stock and Common Stock issuable upon the exercise of outstanding warrants, pursuant to the terms of an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, the Rightsholders, subject to certain exceptions, shall be entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some of such Registrable Shares from such registration. In addition, certain Rightsholders have additional rights, subject to certain conditions and limitations, to require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. The Company has also granted CBS registration rights for all shares issuable to CBS pursuant to the CBS agreement (or upon the exercise of warrants granted pursuant to the CBS agreement) on terms and conditions similar to the registration rights held by the Rightsholders under the Investors' Rights Agreement.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions,
Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

     In addition, certain provisions of the Certificate and Bylaws, which will be in effect upon completion of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     CLASSIFIED BOARD OF DIRECTORS. The Company's Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. These provisions, when coupled with the provision of the Certificate authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     SHAREHOLDER ACTION; SPECIAL MEETING OF SHAREHOLDERS. The Certificate provides that shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders. The Certificate further provides that special meetings of shareholders of the Company may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting; provided, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of (i) 60 days prior to the annual meeting or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

     AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage

     The Certificate requires the affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares of capital stock of the Company entitled to vote for the election of directors to amend or repeal any of the foregoing Certificate provisions. Such 80% shareholder vote is also required to amend or repeal any of the foregoing Bylaws provisions, although such Bylaws provisions may also be amended or repealed by a majority vote of the entire Board of Directors. Such 80% shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Certificate contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Certificate also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is SunTrust Bank, Atlanta.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have      shares of
Common Stock outstanding (assuming no exercise of outstanding options or
warrants). Of these shares, the      shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act (an "Affiliate"), may generally be sold only in compliance with Rule 144 as described below.

     The remaining 25,294,187 shares of Common Stock will be "restricted securities" as that term is defined under Rule 144 (the "Restricted
Shares"). Most of the Restricted Shares will be subject to lock-up agreements as described below. Upon expiration of these agreements 180 days after the date
of this Prospectus, approximately           of the Restricted Shares will be
available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act. The balance of the Restricted Shares will become eligible for sale in the public market at various times thereafter, commencing
in       1998. The holders of approximately           of the Restricted Shares
are entitled to registration rights. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. See "Description of Capital Stock-Registration Rights."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. The Company is unable to estimate accurately the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. See "Risk Factors-Shares Eligible for Future Sale" and "Risk Factors-No Prior Public Market; Possible Volatility of Stock Price."

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant or adviser to the Company who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares.

     Beginning 90 days after the date of this Prospectus, approximately
Option Shares and approximately      Warrant Shares which are not subject to
lock-up agreements will be eligible for sale in reliance on Rule 701. See "Description of Capital Stock-Options and Warrants."

     The Company intends to file a registration statement under the Securities Act on Form S-8 to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock plans, promptly upon expiration of the 180-day lock-up period described below. Following the filing of the Form S-8, shares issued under the Company's stock plans will be eligible for sale in the public markets upon vesting and exercise of options or awards, subject to the Rule 144 volume restrictions applicable to affiliates.

     All executive officers and directors of the Company and certain of the Company's shareholders, who upon the completion of this offering will hold in
the aggregate      shares of Common Stock and options and warrants to purchase shares of Common Stock, have agreed that they will not, without the prior written consent of Robertson, Stephens & Company LLC, directly or indirectly, offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 180 days after the date of this Prospectus, subject to certain exceptions. Robertson, Stephens & Company LLC may, in its sole discretion and at any time, without notice, release all or any portion of the securities subject to lock-up agreements.

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, Cowen & Company and Montgomery Securities (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all shares if any are purchased.

                                              NUMBER OF
 UNDERWRITER                                   SHARES
 -----------                                  ----------
 Robertson, Stephens & Company LLC   ......
 Cowen & Company   ........................
 Montgomery Securities   ..................




                                              ----------
     Total   ..............................
                                              ==========

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession of not in excess of $     per share, of which $
may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to additional shares of Common Stock at the same price per share as the Company
will receive for the           shares that the Underwriters have agreed to
purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares are being sold.

     The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Pursuant to the terms of lock-up agreements, the holders of
shares of the Company's Common Stock (including           shares of preferred
stock that are convertible into shares of Common Stock) have agreed, for a period of up to 180 days after the date of this Prospectus, that, subject to certain exceptions, they will not contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. Robertson, Stephens & Company LLC may, in its sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Approximately           shares of Common Stock subject to the lock-up agreements
will be eligible for sale in the public market upon the expiration of the lock-up agreements, subject to Rule 144.

     In addition, the Company has agreed that until 180 days after the date of this Prospectus, the Company will not, without prior written consent of Robertson, Stephens & Company LLC, subject to certain exceptions, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any share of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of shares of Common Stock upon the exercise of outstanding options and warrants and the conversion of shares of preferred stock and the grant of options to purchase shares of Common Stock under existing employee stock option or stock purchase plans. See "Shares Eligible For Future Sale."

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby was determined through negotiations among the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The Financial Statements of the Company included in this Prospectus and Registration Statement to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance, reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006

                             SPORTSLINE USA, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                               PAGE
                                                                              ------
Report of Independent Certified Public Accountants ........................    F-2

Balance Sheets as of December 31, 1995 and 1996 and
 March 31, 1997 (unaudited)   .............................................    F-3

Statements of Operations for the period from Inception (February 23, 1994)
 through December 31, 1994, the years ended December 31, 1995 and 1996 and
 the three months ended March 31, 1996 and 1997 (unaudited) ...............    F-4

Statements of Changes in Shareholders' Equity (Deficit) for the period from Inception (February 23, 1994) to December 31, 1994,
 the years ended December 31, 1995 and 1996 and
 the three months ended March 3l, 1997 (unaudited) ........................    F-5

Statements of Cash Flows for the period from Inception (February 23, 1994)
 to December 31, 1994, the years ended December 31, 1995 and 1996 and
 the three months ended March 31, 1996 and 1997 (unaudited)    ............    F-6

Notes to Financial Statements    ..........................................    F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of SportsLine USA, Inc.:

     We have audited the accompanying balance sheets of SportsLine USA, Inc. (a Delaware corporation) as of December 31, 1995 and 1996, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for the period from inception (February 23, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SportsLine USA, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the period from inception (February 23, 1994) to December 31, 1994 and for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
 January 31, 1997.

                             SPORTSLINE USA, INC.

                                BALANCE SHEETS

                                                                         DECEMBER 31,
                                                                -------------------------------     MARCH 31,
                                                                   1995             1996              1997
                                                                -------------   ---------------   --------------
                                                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents  .................................   $   183,948       $ 13,993,785      $ 17,731,706
 Deferred advertising and content costs    ..................             -                  -         7,336,297
 Accounts receivable  .......................................         3,087            561,390           494,067
 Prepaid expenses and other current assets    ...............       132,639            391,386         1,516,730
                                                                -----------       ------------      ------------
  Total current assets   ....................................       319,674         14,946,561        27,078,800
RESTRICTED CERTIFICATES OF DEPOSIT   ........................       578,067            138,601           138,601
PROPERTY AND EQUIPMENT, net    ..............................     1,300,199          2,241,630         2,786,045
OTHER ASSETS    .............................................       298,146            522,950           851,511
                                                                -----------       ------------      ------------
                                                                $ 2,496,086       $ 17,849,742      $ 30,854,957
                                                                ===========       ============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Accounts payable  ..........................................   $   663,559       $    631,712      $    351,053
 Accrued liabilities  .......................................       289,924          1,332,140         2,479,954
 Term loan   ................................................       973,000                  -                 -
 Current portion of long-term borrowings   ..................       118,242            224,522           224,522
 Current portion of capital lease obligations    ............       172,156            200,945           162,938
 Deferred revenue  ..........................................        47,050            778,286           801,350
                                                                -----------       ------------      ------------
  Total current liabilities    ..............................     2,263,931          3,167,605         4,019,817
LONG-TERM BORROWINGS, net of current portion  ...............       354,726            280,652           224,522
CAPITAL LEASE OBLIGATIONS, net of current portion   .........       329,382            128,080            86,188
                                                                -----------       ------------      ------------
  Total liabilities   .......................................     2,948,039          3,576,337         4,330,527
                                                                -----------       ------------      ------------
COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)
SHAREHOLDERS' EQUITY (DEFICIT):
 Series A convertible preferred stock, $0.01 par value,
  3,000,000 shares authorized, issued and outstanding
  as of December 31, 1995 and 1996 and March 31, 1997  ......        30,000             30,000            30,000
 Series B convertible preferred stock, $0.01 par value,
  6,162,776 shares authorized, issued and outstanding
  as of December 31, 1996 and March 31, 1997  ...............             -             61,628            61,628
 Series C convertible preferred stock, $0.01 par value,
  5,333,333 shares authorized, issued and outstanding
  as of December 31, 1996 and March 31, 1997  ...............             -             53,333            53,333
 Common stock, $0.01 par value, 50,000,000 shares
  authorized, 6,500,000, 6,504,687 and 10,798,078
  issued and outstanding as of December 31, 1995
  and 1996 and March 31, 1997, respectively   ...............        65,000             65,047           107,981
 Additional paid-in capital    ..............................     5,186,761         32,652,485        49,463,480
 Accumulated deficit  .......................................    (5,733,714)       (18,589,088)      (23,191,992)
                                                                -----------       ------------      ------------
  Total shareholders' equity (deficit)    ...................      (451,953)        14,273,405        26,524,430
                                                                -----------       ------------      ------------
                                                                $ 2,496,086       $ 17,849,742      $ 30,854,957
                                                                ===========       ============      ============

  The accompanying notes to financial statements are an integral part of these balance sheets.

                             SPORTSLINE USA, INC.

                           STATEMENTS OF OPERATIONS

                                     PERIOD FROM
                                      INCEPTION
                                    (FEBRUARY 23,            YEAR ENDED                THREE MONTHS ENDED
                                      1994) TO              DECEMBER 31,                   MARCH 31,
                                    DECEMBER 31,   ------------------------------ ----------------------------
                                        1994           1995            1996           1996           1997
                                    -------------- -------------- --------------- -------------- -------------
                                                                                          (UNAUDITED)
REVENUE    ........................    $       -     $    52,097    $  2,436,690    $    96,202    $ 1,253,165
COST OF REVENUE  ..................            -         756,874       3,319,291        603,397      1,298,902
                                       ---------     -----------    ------------    -----------    -----------
GROSS MARGIN (DEFICIT)    .........            -        (704,777)       (882,601)      (507,195)       (45,737)
OPERATING EXPENSES:
 Product development   ............       57,809         632,659         939,463        223,444        269,113
 Sales and marketing   ............       59,306       1,179,106       5,568,550        632,913      1,602,394
 General and administrative  ......      308,472       2,662,269       4,870,118        844,059      1,521,584
 Depreciation and amortization  .         15,958         192,869         823,653        126,525      1,315,538
                                       ---------     -----------    ------------    -----------    -----------
  Total operating expenses   ......      441,545       4,666,903      12,201,784      1,826,941      4,708,629
                                       ---------     -----------    ------------    -----------    -----------
LOSS FROM OPERATIONS   ............     (441,545)     (5,371,680)    (13,084,385)    (2,334,136)    (4,754,366)
INTEREST EXPENSE ..................            -          50,074         136,309         57,960         13,942
INTEREST AND OTHER
 INCOME, net  .....................       37,734          91,851         365,320         18,423        165,404
                                       ---------     -----------    ------------    -----------    -----------
NET LOSS   ........................    $(403,811)    $(5,329,903)   $(12,855,374)   $(2,373,673)   $(4,602,904)
                                       =========     ===========    ============    ===========    ===========
NET LOSS PER SHARE
 (see Note 2)    ..................    $             $              $               $              $
                                       =========     ===========    ============    ===========    ===========
WEIGHTED AVERAGE
 COMMON AND COMMON
 EQUIVALENT SHARES
 OUTSTANDING (see Note 2) .........
                                       =========     ==========     ============    ===========    ===========

    The accompanying notes to financial statements are an integral part of these statements.

                             SPORTSLINE USA, INC.

           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                             SERIES A               SERIES B               SERIES C
                                           CONVERTIBLE            CONVERTIBLE            CONVERTIBLE
                                            PREFERRED              PREFERRED              PREFERRED
                                              STOCK                  STOCK                  STOCK
                                      ---------------------- ---------------------- ----------------------
                                        SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT
                                      ----------- ---------- ----------- ---------- ----------- ----------
Proceeds from issuance of common
 stock, February 23, 1994   .........          -    $    -            -    $    -            -    $    -
Property and equipment contributed
 as capital  ........................          -         -            -         -            -         -
Net proceeds from issuance of
 common stock and common
 stock warrants    ..................          -         -            -         -            -         -
Issuance of common stock pursuant
 to consulting agreements and
 services (primarily non-cash)    ...          -         -            -         -            -         -
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements   ............          -         -            -         -            -         -
Net loss  ...........................          -         -            -         -            -         -
                                       ----------   -------   ----------   -------   ----------   -------
Balance, December 31, 1994  .........          -         -            -         -            -         -
Net proceeds from issuance of
 Series A convertible preferred
 stock    ...........................  3,000,000    30,000            -         -            -         -
Net proceeds from issuance of
 common stock warrants   ............          -         -            -         -            -         -
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements   ............          -         -            -         -            -         -
Net loss  ...........................          -         -            -         -            -         -
                                       ----------   -------   ----------   -------   ----------   -------
Balance, December 31, 1995  .........  3,000,000    30,000            -         -            -         -
Net proceeds from issuance of
 Series B convertible
 preferred stock   ..................          -         -    6,162,776    61,628            -         -
Net proceeds from issuance of
 Series C convertible
 preferred stock   ..................          -         -            -         -    5,333,333    53,333
Issuance of common stock pursuant
 to exercise of options  ............          -         -            -         -            -         -
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements   ............          -         -            -         -            -         -
Net loss  ...........................          -         -            -         -            -         -
                                       ----------   -------   ----------   -------   ----------   -------
Balance, December 31, 1996  .........  3,000,000    30,000    6,162,776    61,628    5,333,333    53,333
Non-cash issuance of common stock
 and common stock warrants
 pursuant to CBS agreement
 (unaudited)    .....................          -         -            -         -            -         -
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements
 (unaudited)    .....................          -         -            -         -            -         -
Proceeds from exercise of common
 stock warrants (unaudited)    ......          -         -            -         -            -         -
Issuance of common stock
 pursuant to exercise of options
 (unaudited)    .....................          -         -            -         -            -         -
Net loss (unaudited)  ...............          -         -            -         -            -         -
                                       ----------   -------   ----------   -------   ----------   -------
Balance, March 31, 1997 (unaudited)    3,000,000    $30,000   6,162,776    $61,628   5,333,333    $53,333
                                       ==========   =======   ==========   =======   ==========   =======

                                            COMMON STOCK        ADDITIONAL
                                      ------------------------    PAID-IN       ACCUMULATED
                                        SHARES       AMOUNT       CAPITAL         DEFICIT           TOTAL
                                      ------------ ----------- -------------- ---------------- ----------------
Proceeds from issuance of common
 stock, February 23, 1994   .........   3,800,000    $38,000     $  135,884     $          -     $    173,884
Property and equipment contributed
 as capital  ........................           -          -         26,116                -           26,116
Net proceeds from issuance of
 common stock and common
 stock warrants    ..................   2,000,000     20,000      1,893,900                -        1,913,900
Issuance of common stock pursuant
 to consulting agreements and
 services (primarily non-cash)    ...     700,000      7,000        138,000                -          145,000
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements   ............           -          -         55,000                -           55,000
Net loss  ...........................           -          -              -         (403,811)        (403,811)
                                       -----------   --------    -----------    ------------     ------------
Balance, December 31, 1994  .........   6,500,000     65,000      2,248,900         (403,811)       1,910,089
Net proceeds from issuance of
 Series A convertible preferred
 stock    ...........................           -          -      2,883,361                -        2,913,361
Net proceeds from issuance of
 common stock warrants   ............           -          -         37,500                -           37,500
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements   ............           -          -         17,000                -           17,000
Net loss  ...........................           -          -              -       (5,329,903)      (5,329,903)
                                       -----------   --------    -----------    ------------     ------------
Balance, December 31, 1995  .........   6,500,000     65,000      5,186,761       (5,733,714)        (451,953)
Net proceeds from issuance of
 Series B convertible
 preferred stock   ..................           -          -     11,031,369                -       11,092,997
Net proceeds from issuance of
 Series C convertible
 preferred stock   ..................           -          -     15,873,367                -       15,926,700
Issuance of common stock pursuant
 to exercise of options  ............       4,687         47          1,125                -            1,172
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements   ............           -          -        559,863                -          559,863
Net loss  ...........................           -          -              -      (12,855,374)     (12,855,374)
                                       -----------   --------    -----------    ------------     ------------
Balance, December 31, 1996  .........   6,504,687     65,047     32,652,485      (18,589,088)      14,273,405
Non-cash issuance of common stock
 and common stock warrants
 pursuant to CBS agreement
 (unaudited)    .....................   1,880,683     18,807      8,081,754                -        8,100,561
Non-cash issuance of common
 stock warrants pursuant to
 consulting agreements
 (unaudited)    .....................           -          -        830,191                -          830,191
Proceeds from exercise of common
 stock warrants (unaudited)    ......   2,400,000     24,000      7,896,000                -        7,920,000
Issuance of common stock
 pursuant to exercise of options
 (unaudited)    .....................      12,708        127          3,050                -            3,177
Net loss (unaudited)  ...............           -          -              -       (4,602,904)      (4,602,904)
                                       -----------   --------    -----------    ------------     ------------
Balance, March 31, 1997 (unaudited)    10,798,078   $107,981    $49,463,480     $(23,191,992)    $ 26,524,430
                                       ===========   ========    ===========    ============     ============

       The accompanying notes to financial statements are an integral part of these statements.

                             SPORTSLINE USA, INC.

                           STATEMENTS OF CASH FLOWS

                                               PERIOD
                                                FROM
                                              INCEPTION
                                            (FEBRUARY 23,            YEAR ENDED                   THREE MONTHS ENDED
                                              1994) TO              DECEMBER 31,                       MARCH 31,
                                            DECEMBER 31,  -------------------------------- ---------------------------------
                                                1994           1995            1996             1996             1997
                                            ------------- --------------- ---------------- ---------------- ----------------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss    ..............................   $(403,811)    $ (5,329,903)   $ (12,855,374)   $ (2,373,673)    $ (4,602,904)
  Adjustments to reconcile net loss to net
   cash used in operating activities:
   Depreciation and amortization  .........      15,598          192,869          823,653         126,525        1,315,538
   Provision for doubtful accounts   ......           -                -           22,045               -           13,200
   Changes in operating assets
    and liabilities:
    Accounts receivable  ..................           -           (3,087)        (580,348)        (41,022)          54,123
    Prepaid expenses and other
     current assets  ......................     (52,850)        (197,888)         (66,404)         (5,036)         (44,735)
    Accounts payable and accrued
     liabilities  .........................      52,051          901,432        1,010,369         (75,069)        (315,314)
    Deferred revenue  .....................           -           47,050          731,236          21,282           23,064
                                              ---------     ------------    -------------    ------------     ------------
    Net cash used in operating
     activities  ..........................    (389,012)      (4,389,527)     (10,914,823)     (2,346,993)      (3,557,028)
                                              ---------     ------------    -------------    ------------     ------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property and equipment    ...     (42,302)        (868,150)      (1,622,368)        (67,929)        (492,199)
 Net redemption (purchase) of restricted
  certificates of deposit   ...............           -         (578,067)         439,466      (2,525,787)               -
                                              ---------     ------------    -------------    ------------     ------------
    Net cash used in investing
     activities  ..........................     (42,302)      (1,446,217)      (1,182,902)     (2,593,716)        (492,199)
                                              ---------     ------------    -------------    ------------     ------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds (repayment) of term loan   ......           -          973,000         (973,000)       (973,000)               -
 Proceeds from long-term borrowings  ......           -          472,968          144,468               -                -
 Repayment of long-term borrowings   ......           -                -         (112,262)              -          (56,130)
 Repayment of capital lease obligations....           -          (43,607)        (172,513)        (42,640)         (79,899)
 Proceeds from issuance of common
  stock and common stock warrants  ........   2,097,784           37,500            1,172               -        7,923,177
 Proceeds from issuance of convertible
  preferred stock  ........................           -        2,913,361       27,019,697      11,092,997                -
                                              ---------     ------------    -------------    ------------     ------------
    Net cash provided by financing
     activities  ..........................   2,097,784        4,353,222       25,907,562      10,077,357        7,787,148
                                              ---------     ------------    -------------    ------------     ------------
    Net increase (decrease) in cash and
     cash equivalents .....................   1,666,470       (1,482,522)      13,809,837       5,136,648        3,737,921
CASH AND CASH EQUIVALENTS,
 beginning of period  .....................           -        1,666,470          183,948         183,948       13,993,785
                                              ---------     ------------    -------------    ------------     ------------
CASH AND CASH EQUIVALENTS,
 end of period  ...........................  $1,666,470     $    183,948    $  13,993,785    $  5,320,596     $ 17,731,706
                                              =========     ============    =============    ============     ============

                                  (CONTINUED)

                             SPORTSLINE USA, INC.

                                                     PERIOD
                                                      FROM
                                                    INCEPTION
                                                  (FEBRUARY 23,            YEAR ENDED                   THREE MONTHS ENDED
                                                    1994) TO              DECEMBER 31,                       MARCH 31,
                                                  DECEMBER 31,  -------------------------------- ---------------------------------
                                                      1994           1995            1996             1996             1997
                                                  ------------- --------------- ---------------- ---------------- ----------------
                                                                                                           (UNAUDITED)
SUPPLEMENTAL SCHEDULE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:
 Issuance of common stock for consulting
 agreements and services rendered    ............    $145,000       $     -         $     -           $    -         $7,471,852
                                                     ========       ========        ========          =======        ===========
 Issuance of common stock warrants pursuant
 to consulting agreements   .....................    $ 55,000       $ 17,000        $559,863          $ 5,000        $1,458,900
                                                     ========       ========        ========          =======        ===========
 Amounts representing capital leases    .........    $     -        $545,145        $      -          $     -        $        -
                                                     ========       ========        ========          =======        ===========
 Property and equipment contributed as capital       $ 26,116       $     -         $      -          $     -        $        -
                                                     ========       ========        ========          =======        ===========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash paid for interest  ........................    $     -        $ 50,074        $121,027          $57,960        $   29,224
                                                     ========       ========        ========          =======        ===========

     The accompanying notes to financial statements are an integral part of these statements.

                             SPORTSLINE USA, INC.

                         NOTES TO FINANCIAL STATEMENTS

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(1) NATURE OF OPERATIONS:

     SportsLine USA, Inc. (the "Company") was incorporated on February 23,
1994 ("Inception") and was a development stage company until the Company began recognizing revenue from its operations in September 1995. The Company is an Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. cbs.sportsline.com, the Company's flagship site on the World Wide Web (the "Web") delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities.

     The Company distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from leading sports news organizations; produces and distributes entertaining, interactive and original programming such as editorials and analyses from its in-house staff and freelance journalists; produces and offers contests, games and fantasy league products; and sells sports-related merchandise and memorabilia. The Company also owns and operates a state-of-the-art radio studio from which it produces the only all-sports radio programming broadcast exclusively over the Internet.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 1996 primarily consists of one short-term U.S. Treasury Bill.

     LICENSE AND CONSULTING AGREEMENTS

     The cost of license and consulting agreements is being amortized using the straight-line method over the term of the related agreements (from one to five years) beginning in August 1995, when cbs.sportsline.com (known at that time as sportsline.com) first became commercially available. Such costs totaled approximately $222,000, $782,000 and $1,575,000 as of December 31, 1995 and 1996
and March 31, 1997, respectively. Accumulated amortization on such amounts was approximately $40,000, $200,000 and $454,000 at December 31, 1995 and 1996 and
March 31, 1997, respectively. The current portion of such amounts is reflected in prepaid expenses and other current assets and the long-term portion in other assets in the accompanying balance sheets. Amortization expense under these agreements amounted to approximately $40,000, $160,000, $32,000 and $254,000 for the years ended December 31, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, respectively, and is included in depreciation and amortization expense in the accompanying statements of operations.

     PROPERTY AND EQUIPMENT

     Property and equipment is carried at historical cost and is being depreciated and amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease period. Maintenance and repairs are charged to expense when incurred; betterments are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the account and any gain or loss is recognized.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:-(CONTINUED)

     REVENUE RECOGNITION

     Through December 31, 1995, the Company's revenue was derived solely from membership revenue. The Company began recognizing advertising revenue in March 1996. Revenue recognition policies for both membership and advertising revenue are set forth below.

     MEMBERSHIP REVENUE

     The Company offers monthly and yearly memberships to its Web sites. Potential members are offered a 30-day free trial membership. If such trial membership is not cancelled within the first 30 days, the member is charged and revenue is recognized. For additional fees, members are also eligible to participate in sports contests to win cash prizes and merchandise and join celebrity fan clubs.

     Revenue relating to monthly memberships is recognized in the month the service is provided, except for trial memberships as noted above. Revenue relating to yearly memberships and sports contests is recognized ratably over the life of the membership agreement or contest period. Accordingly, amounts received for which services have not yet been provided are reflected as deferred revenue in the accompanying balance sheets.

     ADVERTISING REVENUE

     Advertising revenue is derived from the sale of advertising on the Company's Web sites. Advertising revenue is recognized in the period the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that any advertisement is viewed by users of the Company's Web sites.

     In 1996, the Company recognized advertising revenue as a result of barter transactions primarily with certain other Internet-related companies. Such revenue is recognized based on the fair value of the consideration received, which consists of advertising displayed on the other companies' Web sites. Barter revenue and the corresponding expense is recognized in the period the advertising is displayed.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:-(CONTINUED)


     REVENUE BY TYPE

     Revenue by type for the years ended December 31, 1995 and 1996 and the three months ended March 31, 1996 and 1997 are as follows:

                                         YEAR ENDED               THREE MONTHS ENDED
                                        DECEMBER 31,                   MARCH 31,
                                 ----------------------------- -------------------------
                                   1995           1996          1996          1997
                                 -----------   -------------   ----------   ------------
                                                                      (UNAUDITED)
 Membership    ...............    $ 52,097       $ 886,099      $66,202      $ 519,849
 Advertising - cash  .........           -       1,048,118       30,000        700,642
 Advertising - barter   ......           -         502,473            -         14,500
 Other   .....................           -               -            -         18,174
                                  ---------      ----------     --------     ----------
                                  $ 52,097      $2,436,690      $96,202     $1,253,165
                                  =========      ==========     ========     ==========

     COST OF REVENUE

     Cost of revenue consists primarily of content and royalty fees, payroll and related expenses for the editorial and operations staff, telecommunications and computer related expenses for the support and delivery of the Company's services. Royalty payments are paid to certain content providers and technology and marketing partners based on membership levels subject, in certain instances, to specified minimum amounts.

     PRODUCT DEVELOPMENT COSTS

     Statement of Financial Accounting Standards ("SFAS") No. 86,
ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which the product is ready for general release have not been significant.

     SALES AND MARKETING

     Sales and marketing expense includes member acquisition costs relating to the direct costs of member solicitation, including advertising on Web sites, printing, production and shipping of member kits and the costs of obtaining qualified prospects by various targeted direct marketing programs (i.e., direct marketing response cards and mailing lists) and from third parties. No indirect costs are included in member acquisition costs. In accordance with Statement of Position 93-7, REPORTING ON ADVERTISING COSTS, the Company may in the future capitalize such direct-response advertising costs if historical evidence is available to indicate that the advertising results in a future benefit. The Company will determine an appropriate amortization period for such costs if capitalization begins. Until that time, all such costs are expensed as incurred. All other advertising and marketing costs are charged to expense at the time the advertising takes place.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:-(CONTINUED)

     PER SHARE AMOUNTS

     Net loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Pursuant to the requirements of the Securities and Exchange Commission, such computations shall include all common and common equivalent shares issued within 12 months immediately preceding the Company's expected initial public offering
("IPO") filing date in April 1997 if priced below the estimated public offering price per share, as if they were outstanding for all periods presented using the treasury stock method, even if antidilutive. The Company's Registration Statement on Form S-1 relating to the initial public offering of the Company's common stock does not yet contain an estimated offering price or range of pricing. Accordingly, the Company has been unable to quantify the effect on weighted average common and common equivalent shares outstanding and net loss per share of any common and common equivalent shares that may have been issued in the preceding 12 months at less than the IPO price. Weighted average common and common equivalent shares outstanding and net loss per share will be included herein when an IPO price has been determined.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, primarily consisting of cash and cash equivalents, accounts receivable, restricted certificates of deposit, accounts payable and borrowings, approximate fair value due to their short-term nature and/or market rates of interest.

     CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company's cash management and investment policies restrict investments to low risk, highly-liquid securities and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. Accounts receivable from customers outside the United States were not material to the Company's financial position or results of operations. The Company performs ongoing credit evaluations and generally requires no collateral. The Company maintains reserves for potential credit losses and such losses have not been significant and have been within management's expectations. The allowance for doubtful accounts amounted to $0, $22,045 and $35,245 at December 31, 1995 and 1996 and March 31, 1997,
respectively. As of December 31, 1995 and 1996 and March 31, 1997, management believes that the Company had no significant concentrations of risk.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:-(CONTINUED)

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, was issued. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in 1996. The effect of adoption was not material.

     In October 1995, SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, was issued. SFAS No. 123 allows either adoption of a fair value based method of accounting for employee stock options and similar equity instruments or continuation of the measurement of compensation cost relating to such plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company has elected to continue to use the intrinsic value based method. Accordingly, pro forma disclosures required to be presented by SFAS No. 123 for companies continuing to utilize the intrinsic value based method are presented in Note 6.

     In February 1997, SFAS No. 128, EARNINGS PER SHARE, was issued. SFAS No. 128 simplifies the methodology of computing earnings per share and requires the presentation of basic and diluted earnings per share. The Company's basic and diluted earnings per share are the same, as the Company's common stock equivalents are antidilutive. In addition, the Company's basic and diluted earnings per share are the same as that computed under APB No. 15, EARNINGS PER SHARE, as presented in the accompanying Statements of Operations. SFAS No. 128 must be adopted for the year ending December 31, 1997 and be retroactively reflected in the financial statements.

     UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS

     In the opinion of management, the unaudited condensed interim financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 1997, and the results of its operations and cash flows for the three months ended March 31, 1996 and 1997.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(3) PROPERTY AND EQUIPMENT, NET:

     Property and equipment, net consists of the following:

                                       ESTIMATED               DECEMBER 31,
                                      USEFUL LIVES     -----------------------------     MARCH 31,
                                        (YEARS)           1995            1996            1997
                                     ---------------   -------------   -------------   -------------
                                                                                       (UNAUDITED)
Computer equipment    ............            2-3       $1,294,417      $2,561,692     $ 3,286,418
Furniture, fixtures and leasehold
 improvements   ..................            3-7          186,572         538,717         625,151
                                                        ----------      ----------     -----------
                                                         1,480,989       3,100,409       3,911,569
Less-accumulated depreciation and
 amortization   ..................                        (180,790)       (858,779)     (1,125,524)
                                                        ----------      ----------     -----------
                                                        $1,300,199      $2,241,630     $ 2,786,045
                                                        ==========      ==========     ===========

     Included in property and equipment is equipment acquired under capital leases amounting to approximately $545,000 as of December 31, 1995 and 1996, less accumulated amortization amounting to $75,000 and $261,000, respectively. Depreciation and amortization expense on property and equipment amounted to approximately $6,000, $174,000 and $680,000 for the period from inception (February 23, 1994) to December 31, 1994, and for the years ended December 31, 1995 and 1996, respectively.

(4) BORROWINGS:

     In October 1995, the Company entered into a $1,500,000 equipment line of credit with a bank (the "Equipment Line"). The Equipment Line carries interest at the prime rate plus 1.5% (10% at December 31, 1996) and is payable monthly, interest only through June 1996, and thereafter in 33 equal monthly principal plus interest payments. In addition, the Company is required to comply with certain restrictive covenants which include, among other things, maintenance of certain financial ratios and a cash balance equal to the amount of the outstanding balance of the line of credit. The Company is in compliance with such requirements. The Equipment Line is collateralized by substantially all of the Company's assets. Amounts outstanding under this loan mature as follows at December 31, 1996:

 MATURITY         AMOUNT
--------------   -----------
 1997   ......    $ 224,522
 1998   ......      224,522
 1999   ......       56,130
                  ----------
                  $ 505,174
                  ==========

     In December 1995, the Company entered into a $1,500,000 Term Loan with a bank, bearing interest payable monthly at the prime rate plus 1% (9.5% as of December 31, 1995). As of December 31, 1995, $973,000 was outstanding under the Term Loan, which was repaid in March 1996. The Term Loan required the Company to hold a restricted certificate of deposit in the amount of $472,968 at December 31, 1995.

(5) SHAREHOLDERS' EQUITY (DEFICIT):

     The Company was originally capitalized with cash of $173,884 and property and equipment valued at $26,116 from its founding shareholder. In August 1994, the Company's certificate of incorporation

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(5) SHAREHOLDERS' EQUITY (DEFICIT):-(CONTINUED)

was amended to authorize the issuance of up to 25,000,000 shares of common stock $0.01 par value per share and 1,000,000 shares of preferred stock $0.01 par value per share. In May 1995, the Company's certificate of incorporation was amended and restated to increase the authorized preferred stock to 3,000,000 shares and designate such authorized stock as Series A convertible preferred stock. In March 1996, the Company's certificate of incorporation was amended to increase the authorized preferred stock to 9,162,776 shares, and to designate 6,162,776 shares as Series B convertible preferred stock. In September 1996, the Company's certificate of incorporation was amended to increase the authorized common stock to 50,000,000 shares and to increase the authorized preferred stock to 14,496,109 shares and to designate 5,333,333 shares as Series C convertible preferred stock.

     In 1994, the Company issued 700,000 shares of common stock pursuant to consulting agreements and raised net proceeds of $1,913,900 from the issuance of 2,000,000 shares of common stock and warrants to purchase 500,000 shares of common stock at $2.00 to an individual investor. Such warrants were immediately exercisable and expire in August 1999.

     In May 1995, the Company entered into a stock subscription agreement with a venture capital firm that raised net proceeds of $2,950,861 and resulted in the issuance of 3,000,000 shares of Series A convertible preferred stock and warrants to purchase 750,000 shares of common stock with an exercise price of $2.00 per share. Such warrants were immediately exercisable and expire in May 2000.

     In March 1996, the Company entered into a stock subscription agreement with two venture capital firms and other investors that raised net proceeds of $11,092,997 and resulted in the issuance of 6,162,776 shares of Series B convertible preferred stock. In connection with this offering, an investor was issued warrants to acquire 2,528,194 common shares at an exercise price of $2.00 per share, which expired unexercised in September 1996.

     In October 1996, the Company entered into a stock subscription agreement with two venture capital firms and other investors that raised net proceeds of $15,926,700 and resulted in the issuance of 5,333,333 shares of Series C convertible preferred stock.

     The convertible preferred stock carries liquidation rights equal to the original issue price plus any declared but unpaid dividends. In the event of any liquidation of the Company, the priority of distribution of available funds to shareholders is as follows: Series C convertible preferred to the indicated preference; then Series B convertible preferred to the indicated preference; then Series A convertible preferred to the indicated preference, with the remainder to the common shareholders. The convertible preferred stock bears noncumulative dividends at the rate of $0.08 per annum for Series A, $0.18 per annum for Series B and $0.30 per annum for Series C. No preferred dividends have been declared or paid.

     All convertible preferred stock carries the same voting rights as common stock and are convertible at any time at the request of the holder into the same number of shares of common stock, subject to certain antidilution provisions. Also, upon the closing of a firm commitment of an underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, with an aggregate public offering price equal to or exceeding $10,000,000 and a public

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(5) SHAREHOLDERS' EQUITY (DEFICIT):-(CONTINUED)

offering price per share equal to or exceeding $5.00 per share, as adjusted, both before underwriters' discounts and commissions, the convertible preferred stock will automatically convert into the same number of shares of common stock.


     In December 1995, an investor guaranteed the $1,500,000 Term Loan (see Note
4) to the Company by a bank. In return for the guarantee, the Company issued warrants to the investor to purchase 75,000 shares of common stock at a price of $1.00 per share, which were immediately exercisable and expire in December 2000.


     In September 1996, the Company entered into an agreement with an investor to issue warrants to acquire up to 2,400,000 shares of common stock at an exercise price of $3.30 per share, contingent upon the investor meeting certain conditions. These conditions included providing assistance with new technologies and business expansion opportunities. The Company did not value such warrants at December 31, 1996 as it was unable to estimate if and when the contingencies would be met. On January 30, 1997, the Company's Board of Directors concluded that the warrants were exercisable and placed a value on them of $227,000 using the Black-Scholes option pricing model. The Company expects to benefit from the new technologies relating to the warrant issuance over a two year period and, accordingly, is charging the cost to expense over a two-year period. In March 1997, the investor exercised the warrants resulting in net proceeds to the Company of $7,920,000 and the issuance of 2,400,000 shares of common stock.

     In March 1997, the Company entered into a five-year agreement with CBS Inc. ("CBS"). In consideration of the advertising and promotional efforts of CBS and its license to the Company of the right to use certain CBS logos and television-related sports content, CBS will receive 7,750,000 shares of common stock over the term of the agreement (1,880,683, 1,839,506, 1,397,470, 1,418,948 and 1,213,393 shares in 1997, 1998, 1999, 2000 and 2001, respectively). CBS will also have the right to receive 60% of the Company's advertising revenue on cbs.sportsline.com pages related to certain "signature events" (such as the NCAA Men's Basketball Tournament, the 1998 Winter Olympics, U.S. Open tennis, PGA Tour events and the Daytona 500) and 50% of the Company's advertising revenue on other cbs.sportsline.com pages containing CBS television-related sports content. The CBS agreement also provides that the Company shall issue to CBS on the first business day of each contract year warrants to purchase 950,000 shares of common stock at per share exercise prices ranging from $4.00 in 1997 to $12.00 in 2001. Such warrants are exercisable at any time during the contract year in which they are granted. As such common shares and warrants to purchase common stock and the content and advertising pursuant to the CBS agreement are firmly committed under the CBS agreement, and are not contingent upon any future events, such shares and warrants issued and to be issued are valued based on the fair value of the Company's common stock upon execution of the CBS agreement. The value recorded upon execution of the CBS agreement for shares and warrants issued in March 1997 and for each subsequent contract year, will be recorded on the balance sheet as deferred advertising and content costs and amortized to depreciation and amortization expense over each related contract year. Amounts amortized to expense in the three months ended March 31, 1997 totaled $815,000.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(5) SHAREHOLDERS' EQUITY (DEFICIT):-(CONTINUED)

     The Company has reserved sufficient shares of its common stock to cover conversion of the convertible preferred stock, issuance of common stock under the CBS agreement, exercise of common stock warrants and the stock option, incentive compensation and employee stock purchase plans discussed in Notes 6 and 9.

     The Equipment Line discussed in Note 4 contains covenants that restrict the Company from paying dividends in excess of $750,000 without the lender's prior written consent.

(6) WARRANTS, STOCK OPTIONS AND RETIREMENT PLAN:

     Common stock warrants issued in 1995 and 1996 to non-employees for services rendered primarily under consulting agreements were valued on the date of grant using the Black-Scholes option pricing model. The following is a summary of warrants granted, canceled and outstanding and the assumptions utilized involving the grants in 1995 and 1996:

                                            1995                              1996
                              ---------------------------------- -------------------------------
                                                WEIGHTED                          WEIGHTED
                                                AVERAGE                            AVERAGE
                               SHARES        EXERCISE PRICE       SHARES        EXERCISE PRICE
                              ------------   -----------------   ------------   ----------------
 Warrants outstanding,
  beginning of year  ......     1,075,000          $2.00            2,025,000        $2.05
 Granted    ...............       950,000           2.12              625,000         2.18
 Canceled   ...............             -              -              (32,500)        2.00
                               -----------                         ----------
 Warrants outstanding,
  end of year  ............     2,025,000           2.05            2,617,500         2.09
                               ===========                         ==========

     The range of exercise prices of warrants outstanding at December 31, 1996 was $1.00 - $5.00. The weighted average fair value of warrants granted during 1995 and 1996 was $0.09 and $0.90, respectively. There were 2,417,500 warrants exercisable at December 31, 1996. Warrants to acquire 2,400,000 common shares subject to certain contingencies referred to in Note 5 have not been included in the above information.

     During the three months ended March 31, 1997, an additional 1,374,000 warrants were granted, including 950,000 warrants granted under the CBS agreement. Such warrants have exercise prices ranging from $2.00 to $4.00. Warrants outstanding at March 31, 1997 totaled 3,991,500, of which 3,469,000 were then exercisable.

     Assumptions utilized to value warrants are as follows:

                                                               RISK-FREE
                         VOLATILITY      DIVIDEND YIELD      INTEREST RATES      ESTIMATED LIVES
                        -------------   -----------------   -----------------   -----------------
 1995 grants   ......          40%                  0%        5.6% - 7.0%          4-6 years
 1996 grants   ......          40%                  0%        5.3% - 6.6%          4-7 years

     Common stock warrants issued for services rendered under consulting agreements prior to January 1, 1995 were valued by management based on their evaluation of the services rendered and

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(6) WARRANTS, STOCK OPTIONS AND RETIREMENT PLAN:-(CONTINUED)

management's estimated fair value of the securities issued, which would not be materially different than results obtained by applying the methodology utilized in valuing the warrants in 1995 and 1996.

     In 1995, the Company adopted the SportsLine USA, Inc. 1995 Stock Option Plan (the "1995 Plan") under which the Company is authorized to issue a total of 2,100,000 incentive stock options and nonqualified stock options to purchase common stock to be granted to employees, nonemployee members of the Board of Directors and certain consultants or independent advisors who provide services to the Company. Under the 1995 Plan, options to purchase common stock may be granted at prices less than, equal to or in excess of the market value of the Company's common stock, as determined by the Board of Directors. Options become exercisable for 25% of the option shares upon the optionee's completion of one year of service, as defined, with the balance vesting in successive equal monthly installments upon the optionee's completion of each of the next 36 months of service. The maximum term of the options is 10 years.

     A summary of the Company's stock option plan as of December 31, 1995 and 1996, and changes during the years then ended is presented below:

                                                          1995                               1996
                                             --------------------------------- --------------------------------
                                                         WEIGHTED AVERAGE                    WEIGHTED AVERAGE
                                             SHARES       EXERCISE PRICE        SHARES       EXERCISE PRICE
                                             ---------   -------------------   -----------   ------------------
 Outstanding at beginning of year   ......         -            $  -             848,000           $0.25
  Granted   ..............................   848,000            0.25             870,750            0.83
  Exercised    ...........................         -               -              (4,687)           0.25
  Forfeited    ...........................         -               -             (63,313)           0.25
                                             --------                          ---------
  Outstanding at end of year  ............   848,000            0.25           1,650,750            0.55
                                             ========                          =========
  Options exercisable at end of year          83,000            0.25             287,949            0.25
                                             ========                          =========

     The weighted average fair value of options granted during 1995 and 1996 was $0.10 and $0.44, respectively.

     During the three months ended March 31, 1997, an additional 416,000 options were granted with an exercise price ranging from $2.00 to $4.00. As of March 31, 1997, options to purchase a total of 2,037,792 shares of common stock were outstanding, of which 395,504 were then exercisable.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(6) WARRANTS, STOCK OPTIONS AND RETIREMENT PLAN:-(CONTINUED)

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                      OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                     ------------------------------------------------------   ------------------------------------
                                           WEIGHTED
                         NUMBER            AVERAGE                                NUMBER
                     OUTSTANDING AT       REMAINING          WEIGHTED         EXERCISABLE AT        WEIGHTED
    RANGE OF          DECEMBER 31,        CONTRACTUAL        AVERAGE           DECEMBER 31,          AVERAGE
 EXERCISE PRICES          1996               LIFE         EXERCISE PRICE           1996           EXERCISE PRICE
------------------   -----------------   --------------   -----------------   -----------------   ----------------
     $0.25               1,367,000              8.74            $0.25              287,949             $0.25
      2.00                 283,750              9.70             2.00                    -                 -
                        -----------                                               ---------
  0.25 to 2.00           1,650,750              8.90             0.55              287,949              0.25
                        ===========                                               =========

     Pro forma information is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: risk-free interest rates of 5.4% to 6.5% and 6.0% to 6.6%, dividend yield of 0% for both years, expected volatility of 40% for both years and expected life of
4.39 for both years. The Company's pro forma information follows for the years ended December 31,:

                                                          1995                    1996
                                                   ---------------------   --------------------
 Net loss - As reported                               $ (5,329,903)          $ (12,970,982)
      Pro forma                                         (5,340,470)            (13,017,564)
 Net loss per share - As reported (see Note 2)
      Pro forma (see Note 2)

     In January 1996, the Company adopted the SportsLine USA, Inc. Retirement Plan that qualifies under Section 401(k) of the Internal Revenue Code. Under this plan, participating employees, as defined, may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limits. There is currently no matching of employee contributions by the Company.

(7) INCOME TAXES:

     No provision for Federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1996. At December 31, 1996, the Company had approximately $18,000,000 of net operating loss carryforwards for Federal income tax reporting purposes available to offset future taxable income; such carryforwards expire from 2009 to 2011. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period. At December 31, 1996, the effect of such limitation, if imposed, is not expected to be significant.

     Deferred tax assets at December 31, 1995 and 1996 consist primarily of the tax effect of net operating loss carryforwards which amounted to approximately $1,925,000 and $6,335,000, respectively.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(7) INCOME TAXES:-(CONTINUED)

Other deferred tax assets and liabilities are not significant. The Company has provided a full valuation allowance on the deferred tax assets at December 31, 1995 and 1996 as it is management's belief that realization of such amounts do not meet the criteria required by generally accepted accounting principles. Management will review the valuation allowance requirement periodically and make adjustments as warranted.

(8) COMMITMENTS AND CONTINGENCIES:

     The Company leases its office facility and computer and communications equipment under noncancellable leases that expire on various dates through 2001. The office leases require the Company to pay operating costs, including property taxes and maintenance and include rent adjustment clauses.

     Under the terms of one office lease, the Company has provided a letter of credit to the landlord. The letter of credit is secured by a restricted certificate of deposit of approximately $139,000 as of December 31, 1996.

     Rent expense amounted to approximately $81,000, $97,000 and $80,000 for the years ended December 31, 1995 and 1996, and for the three months ended March 31, 1997, respectively.

     Future minimum lease payments for all leases are as follows as of December 31, 1996:

                                                CAPITAL       OPERATING
                                                -----------   ------------
  1997   ....................................     $232,516    $  250,000
  1998   ....................................      132,142       252,000
  1999   ....................................            -       241,000
  2000   ....................................            -       182,000
  2001   ....................................            -        97,000
                                                  --------    ----------
 Total minimum lease payments    ............      364,658    $1,022,000
                                                              ==========
 Less: amount representing interest    ......      (35,633)
                                                  --------
 Lease obligations reflected as current
 ($200,945) and noncurrent ($128,080)  ......     $329,025
                                                  ========

     In January 1997, the Company paid the balance of its telecommunication capital lease; this payment is reflected in the 1997 payment above.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(8) COMMITMENTS AND CONTINGENCIES:-(CONTINUED)


     The Company has entered into various licensing, royalty and consulting agreements with various content providers, vendors and sports celebrities. The remaining terms of these agreements range from one to five years. These agreements provide for the payment of royalties, bounties and certain guaranteed amounts on a per member and/or a minimum dollar amount basis. Minimum guaranteed payments required under such agreements are as follows as of December 31, 1996:

 1997   ......   $537,000
 1998   ......    341,000
 1999   ......     20,000
 2000   ......     11,000
                 ---------
                 $909,000
                 =========

     On March 25, 1997, Weatherline, Inc. ("Weatherline"), a company that provides pre-recorded weather and sports information by telephone, filed a complaint against the Company in the United States District Court for the Eastern District of Missouri. Weatherline owns a United States trademark registration for the mark "Sportsline" for use in promoting the goods and services of others by making sports information available to customers of participating businesses through the telephone; and claims to have used the mark for this purpose since 1968. The complaint alleges that the Company's use of the mark "SportsLine USA" and other marks utilizing the term
"SportsLine" infringes upon and otherwise violates Weatherline's rights under its registered trademark and damages Weatherline's reputation. The complaint seeks a preliminary and permanent injunction against the Company from using marks containing the term "Sportsline" or any other similar name or mark which would be likely to cause confusion with Weatherline's mark. The complaint also seeks actual and punitive damages and attorneys' fees. The Company believes that its use of the "SportsLine" mark and "SportsLine" derivative marks does not infringe upon or otherwise violate Weatherline's trademark rights, and the Company intends to vigorously defend itself against the action. The legal costs that may be incurred by the Company in defending itself against this action could be substantial, and the litigation could be protracted and result in diversion of management and other resources of the Company. In a separate matter, a request for an extension of time to oppose the Company's application to register the current version of the SportsLine USA logo has been filed by Weatherline with the United States Patent and Trademark Office.

     From time to time, the Company may be involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

(9) SUBSEQUENT EVENTS:

     On April 14, 1997, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock in connection with an initial public offering ("IPO"). If the offering satisfies the conditions described in Note 5, each share of the Series A, B and C Convertible Preferred Stock outstanding at the completion of the offering will automatically convert into one share of common stock upon completion of the IPO.

                             SPORTSLINE USA, INC.

            (ALL AMOUNTS AND RELATED DISCLOSURES APPLICABLE TO THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 ARE UNAUDITED)

(9) SUBSEQUENT EVENTS:-(CONTINUED)

     On April 14, 1997, the Board of Directors authorized the filing of an Amended and Restated Certificate of Incorporation upon the completion of the IPO. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Board of Directors will be authorized to issue up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The Company has no present plans to issue any shares of preferred stock.

     On April 14, 1997, the Company adopted the 1997 Incentive Compensation Plan (the "Incentive Plan"). Pursuant to the Incentive Plan, the total number of shares of common stock that may be subject to the granting of awards shall be equal to: (i) 2,000,000 shares, plus (ii) the number of shares with respect to awards previously granted under the Incentive Plan that terminate without being exercised, expire, are forfeited or canceled, and the number of shares of common stock that are surrendered in payment of any awards or any tax withholding requirements. The Incentive Plan will become effective upon completion of the IPO. The Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards at not less than the fair market value of the underlying common stock that may be settled in cash, stock or other property.

     On April 14, 1997, the Company also adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan") under which 500,000 shares of common stock are reserved. The Stock Purchase Plan will become effective upon completion of the IPO. The Stock Purchase Plan provides eligible employees, as defined therein, the right to purchase shares of common stock. The purchase price per share is equal to 85% of the fair market value as of certain measurement dates. Such purchases are limited in any calendar year to the lower of 25% of the employee's total annual compensation or $25,000.

                             [RESERVED FOR ARTWORK]

                             [SPORTSLINE USA LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Company estimates that expenses payable by it in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee  .............  $13,940
NASD filing fee  .................................................    5,100
Nasdaq National Market listing fee ...............................        *
Printing expenses   ..............................................        *
Accounting fees and expenses .....................................        *
Legal fees and expenses   ........................................        *
Fees and expenses (including legal fees) for qualifications
 under state securities laws .....................................        *
Road show expenses  ..............................................        *
Transfer Agent's fees and expenses   .............................        *
Miscellaneous ....................................................        *
                                                                    --------
Total   ..........................................................        *
                                                                    ========

----------------

* To be provided by amendment.

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company has authority under Section 145 of the Delaware General Corporations Law to indemnify its directors and officers to the extent provided in such statute. The Company's Amended and Restated Certificate of Incorporation, filed as Exhibit 3.2 to this Registration Statement, provides that the Company shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers, in the form attached to this Registration Statement as Exhibit 10.2, wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

     The Company intends to obtain prior to the closing of this offering directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The registrant has issued and sold the following securities without registration under the Securities Act:

     (1) On February 23, 1994, the registrant issued 3,800,000 shares of Common Stock to Michael Levy for cash consideration of $173,884. In addition, Mr. Levy subsequently contributed to the registrant as additional capital property and equipment valued at $26,116.

     (2) In August 1994, the registrant issued to each of Joseph W. Namath and James C. Walsh 250,000 shares of Common Stock and warrants to purchase 250,000 shares of Common Stock, in each case in consideration of consulting services rendered and the execution of a license agreement between the registrant and a corporation controlled by such individuals.

     (3) In August 1994, the registrant issued to four individuals a total of 200,000 shares of Common Stock, in each case in consideration of consulting services rendered and, in the case of one such individual, an additional $10,000 in cash.

     (4) In August 1994, the registrant issued to a private investor 2,000,000 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock for aggregate cash consideration of $2,000,000.

     (5) In May 1995, the registrant issued to two investors a total of 3,000,000 shares of Series A Preferred Stock and warrants to purchase 750,000 shares of Common Stock for aggregate cash consideration of $3,000,000.

     (6) In March 1996, the registrant issued to 13 investors a total of 6,162,776 shares of Series B Preferred Stock for aggregate cash consideration of $11,092,996. The registrant also issued to one of such investors warrants to purchase an additional 2,528,914 shares of Common Stock, which warrants expired unexercised in September 1996.

     (7) In September 1996, the registrant issued to 13 investors a total of 5,333,333 shares of Series C Preferred Stock for aggregate cash consideration of $15,999,999. The registrant also issued to one of such investors warrants to purchase 2,400,000 shares of Common Stock, which warrants were exercised in March 1997.

     (8) In March 1997, the registrant issued to CBS 1,880,683 shares of Common Stock and warrants to purchase 950,000 shares of Common Stock. The consideration for such shares and warrants consisted of licenses to CBS logos and content and CBS's agreement to provide the registrant specified minimum amounts of advertising and promotion.

     (9) Between August 1994 and March 31, 1997, the registrant issued warrants to purchase a total of 3,041,500 shares of Common Stock to 30 individuals and entities principally in exchange for advisory and consulting services and, in the case of warrants issued to two entities, for providing the registrant equipment financing and guaranteeing debt incurred by the registrant, respectively.

     (10) Between August 1995 and March 31, 1997, the registrant issued options to purchase a total of 2,037,792 shares of Common Stock to employees pursuant to the registrant's 1995 Stock Option Plan.

     No underwriter was involved in any of the above sales of securities. All of the above securities were issued in reliance upon the exemption set forth in
Section 4(2) of the Securities Act on the basis that they were issued under circumstances not involving a public offering, or, in the case of certain options and warrants to purchase Common Stock, Rule 701 of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT                                              DESCRIPTION
---------                                            -----------
   1.1       Proposed form of Underwriting Agreement*
   3.1       Form of Amended and Restated Certificate of Incorporation**
   3.2       Form of Amended and Restated Bylaws**
   5.1       Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the validity of the Common Stock being registered*
  10.1       Registrant's 1995 Stock Option Plan**
  10.2       Form of Indemnification Agreement between the Registrant and each of its directors and executive officers**
  10.3       Registrant's 1997 Incentive Compensation Plan**
  10.4       Registrant's Employee Stock Purchase Plan**
  10.5       Amended and Restated Investors' Rights Agreement dated as of September 25, 1996, among the Registrant, the holders of the Registrant's Series A, Series B and Series C Preferred
             Stock, The Estate of Burk Zanft and Michael Levy*
  10.6       Agreement dated March 5, 1997 between the Registrant and CBS Inc.*
  23.1       Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1)*
  23.2       Consent of Arthur Andersen LLP**
  24.1       Reference is made to the Signatures section of this Registration Statement for the Power of
             Attorney contained therein**
  24.2       Secretary's Certificate of resolution of Board of Directors*
  27.1       Financial Data Schedule**

----------------

*  To be filed by amendment.
** Filed herewith.

     (b) Financial Statement Schedules:

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission (the "Commission") are not required under the related instructions, the required information is contained in the financial statements and notes thereto or are not applicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on April 16, 1997.

                                        SPORTSLINE USA, INC.

                                        By: /s/ MICHAEL LEVY
                                            --------------------------------
                                        Michael Levy, President and
                                        Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Levy and Ronald L. Tolliver his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

    SIGNATURES                                  TITLE                                DATE
    ----------                                  -----                                ----
/s/ MICHAEL LEVY           President, Chief Executive Officer and Director       April 16, 1997
-----------------------     (principal executive officer)
Michael Levy

/s/ RICHARD TOLLIVER       Chief Financial Officer (principal financial and      April 16, 1997
-----------------------     accounting officer
Ronald L. Tolliver

/s/ THOMAS CULLEN          Director                                              April 16, 1997
-----------------------
Thomas Cullen

/s/ STEPHEN FLEMING        Director                                              April 16, 1997
-----------------------
Stephen Fleming

/s/ GERRY HOGAN            Director                                              April 16, 1997
-----------------------
Gerry Hogan

/s/ RICHARD B. HORROW      Director                                              April 16, 1997
-----------------------
Richard B. Horrow

                           Director                                              April 16, 1997
-----------------------
Joseph Lacob

                           Director                                              April 16, 1997
-----------------------
Sean McManus

/s/ ANDREW NIBLEY          Director                                              April 16, 1997
-----------------------
Andrew Nibley

    SIGNATURES                                  TITLE                                DATE
    ----------                                  -----                                ----
/s/ LIESL PIKE             Director                                              April 16, 1997
-----------------------
Liesl Pike

                           Director                                              April 16, 1997
-----------------------
Derek Reisfield

/s/ JAMES C. WALSH         Director                                              April 16, 1997
-----------------------
James C. Walsh

                               INDEX TO EXHIBITS

                                                                                           SEQUENTIALLY
EXHIBIT                                                                                     NUMBERED
NUMBER       DESCRIPTION                                                                      PAGE
---------    -----------                                                                  --------------
   3.1       Form of Amended and Restated Certificate of Incorporation
   3.2       Form of Amended and Restated Bylaws
  10.1       Registrant's 1995 Stock Option Plan
  10.2       Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
  10.3       Registrant's 1997 Incentive Compensation Plan
  10.4       Registrant's Employee Stock Purchase Plan
  23.2       Consent of Arthur Andersen LLP
  27.1       Financial Data Schedule